
07054437

BERKELEY TECHNOLOGY LIMITED

Annual Report 2006

BERKELEY TECHNOLOGY LIMITED
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

(Under U.S. GAAP)

(In thousands, except per share and ADS amounts or as noted)

	Years Ended December 31,	
	2006	2005
Loss from continuing operations	$ 2,683	$ 3,247
Loss on discontinued operations	1,000	-
Net loss	$ 3,683	$ 3,247
Basic and diluted loss per share and ADS:		
Basic and diluted loss per share:		
Continuing operations	$ 0.05	$ 0.06
Discontinued operations	0.02	-
	$ 0.07	$ 0.06
Basic and diluted loss per ADS:		
Continuing operations	$ 0.53	$ 0.64
Discontinued operations	0.20	-
	$ 0.73	$ 0.64
Ordinary Shares outstanding (including ADSs)	64,439	64,439
Shareholders' equity	$15,923	$19,603
Net asset value per share [1]	$ 0.31	$ 0.39
Net asset value per ADS [1]	$ 3.13	$ 3.85

[1] Based on the net asset value of the Group after deducting the cost of the shares held by the employee benefit trusts, and on the number of shares outstanding excluding the shares held by the employee benefits trusts.

As used herein, the terms "Company," "we," "us" and "our" refer to *Berkeley Technology Limited*. Except as the context otherwise requires, the term "Group" refers collectively to the Company and its subsidiaries.

ORGANIZATIONAL STRUCTURE

We currently have two business segments that we operate through our subsidiaries: venture capital and consulting, and life insurance and annuities. Our principal operating subsidiaries, by business segment and location, are set forth below:

Principal Subsidiaries	Business Segment	Location
Berkeley International Capital Corporation	Venture capital and consulting	San Francisco, California
Berkeley International Capital Limited	Venture capital and consulting	Guernsey, Channel Islands
London Pacific Assurance Limited	Life insurance and annuities	Jersey, Channel Islands

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Arthur I. Trueger, Executive Chairman

Mr. Trueger is the founder and a principal shareholder of Berkeley Technology Limited. He has worked for us for more than 30 years and holds A.B., M.A. and J.D. degrees from the University of California.

Victor A. Hebert, Deputy Chairman, Non-Executive Director

Mr. Hebert has been a non-executive director since the Company's incorporation in January 1985 and Deputy Chairman since February 1996. He is a senior member of the law firm Heller Ehrman LLP in San Francisco, California, having joined the firm in 1962. He also serves as Secretary to Nextest Systems Corporation. Mr. Hebert is a member of the Compensation Committee.

Harold E. Hughes, Jr., Non-Executive Director

Mr. Hughes has been a non-executive director since January 1987. He is Chief Executive Officer and a director of Rambus, Inc., a chip-semiconductor interface supplier. Previously, he was Chairman of Pandesic LLC, an eCommerce software supplier owned jointly by Intel Corporation and SAP, from 1997 to 2000. Prior to Pandesic, he was employed by Intel Corporation for 23 years, during which time he held a number of positions in financial and operational management. He also serves on the board of Xilinx, Inc. Mr. Hughes is a member of the Audit, Business Development and Compensation Committees.

The Viscount Trenchard, Non-Executive Director

Lord Trenchard has been a non-executive director since August 1999. He is a Senior Adviser to Prudential Financial, Inc., Chairman of Endsleigh Fishing Club Limited, Chairman of The Dejima Fund Limited and a director of Stratton Street PCC Limited. He was Director General of the European Fund and Asset Management Association from 2005 to 2006. Previously, he was a director of Robert Fleming and Co. Limited and Head of Japanese Investment Banking from 1996 to 2000. Prior to that, he was a director of Kleinwort Benson Limited from 1986 to 1996, whose Tokyo office he managed for many years. Lord Trenchard is a member of the Audit and Business Development Committees.

Ian K. Whitehead, Chief Financial Officer

Mr. Whitehead has held the position of Chief Financial Officer of Berkeley Technology Limited since he joined the Company in 1990. He is a member of the Institute of Chartered Accountants in England and Wales.

REVIEW OF THE YEAR

Our consolidated net loss from continuing operations, computed in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), for the year ended December 31, 2006, was $2.7 million, or $0.05 per diluted share and $0.53 per diluted ADR, compared with a net loss of $3.2 million, or $0.06 per diluted share and $0.64 per diluted ADR, for the year ended December 31, 2005. No dividends will be paid on the outstanding shares and ADRs for 2006.

An increase in consulting fee income of $0.2 million, a decline in operating expenses of $0.2 million and higher net investment income (after amounts credited to insurance policyholder accounts) of $0.15 million contributed toward the lower net loss from continuing operations for 2006. Our Jersey, Channel Islands based insurance company, London Pacific Assurance Limited ("LPAL"), continued to serve its policyholders; however, no new policies are currently being sold. Policyholder liabilities for LPAL fell during 2006 by $9.9 million to $3.6 million primarily due to maturing policies. As of December 31, 2006, LPAL's corporate bonds, cash and accrued interest totaled $13.6 million. Subsequent to December 31, 2006, the Company received a $1.2 million payment representing a partial distribution resulting from the settlements achieved in the WorldCom, Inc. securities litigation. LPAL held certain WorldCom, Inc. publicly traded bonds which it sold at a loss in 2002. The $1.2 million payment will be recognized in the first quarter of 2007 in the Company's consolidated statement of operations as a realized gain, which reverses part of the realized loss recorded in 2002. The Company expects to receive an additional $0.4 million as a final distribution later in 2007. Since these payments are for LPAL's account, they are not available to fund the operations or commitments of the Company or its other subsidiaries.

Our consolidated net loss including a $1.0 million loss on discontinued operations for the year ended December 31, 2006, was $3.7 million, or $0.07 per diluted share and $0.73 per diluted ADR. The $1.0 million loss on discontinued operations in 2006 resulted from the settlement reached with SunGard Data Systems Inc., as disclosed in our August 10, 2006 press release. Under the terms of the settlement, we were required to forego the $1.0 million escrow account.

We are an international venture capital and consulting firm, primarily in the telecommunications and medical industries. We currently represent Silicon Valley and other telecommunications equipment companies in dealing with large incumbent European and Japanese telecommunications companies. Our intention is to continue operating the Company to maximize shareholder value. We are an operating company and intend to generate value through our successful efforts over time.

REPORT OF THE DIRECTORS

The directors present this report and the consolidated financial statements of the Company for the year ended December 31, 2006.

Principal Activities

The activities of the Company and its subsidiaries are venture capital and consulting, and life insurance and annuities. The Company is incorporated in Jersey, Channel Islands.

Share Capital

As of December 31, 2006, the Company had authorized share capital of 86,400,000 Ordinary Shares with a par value of $0.05, of which 64,439,073 shares were issued and outstanding. All of the Company's shares are listed on the London Stock Exchange ("LSE"). Shares are also traded in the form of American Depositary Shares ("ADSs"), which are evidenced by American Depositary Receipts ("ADRs"), in the United States in the ratio of ten Ordinary Shares to each ADS. The ADSs are traded on the Over-the-Counter ("OTC") Bulletin Board. On February 14, 2003, warrants to purchase 1,933,172 of the Company's Ordinary Shares at a price of £0.1143 were issued to the Bank of Scotland in connection with the Term Loan and Guarantee Facility entered into between the Company and Bank of Scotland. This bank facility was repaid fully and terminated in June 2003.

Auditors

BDO Stoy Hayward, LLP and BDO Seidman, LLP have indicated their willingness to continue in office.

Directors

The directors of the Company who served throughout the year were:

Arthur I. Trueger, *Executive Chairman*
Victor A. Hebert, *Deputy Chairman*
Harold E. Hughes, Jr.
The Viscount Trenchard

The Viscount Trenchard retires by rotation and, being eligible, offers himself for re-election.

Except as noted below, no director or his dependants had any interest in the share capital of the Company or its subsidiaries at any time during the year, nor any entitlements under the Company's share option plans.

The interests of the directors and their dependants in the shares of the Company, all being held beneficially, as of December 31, 2006 were as follows:

	Ordinary Shares	Ordinary Share Options [1]
Arthur I. Trueger	19,260,693	2,000,000
Victor A. Hebert	45,000	20,000
Harold E. Hughes, Jr.	-	40,000
The Viscount Trenchard	-	20,000

[1] All vested.

All directors' interests were held at both December 31, 2006 and March 20, 2007.

In addition to Mr. Trueger, who has an interest in 33.0% (21,260,693 shares) of the Company's issued share capital, the Company is aware of the following shareholders with an interest in 3% or more of the issued share capital as of March 20, 2007:

	Ordinary Shares	Percentage Held
The London Pacific Group 1990 Employee Share Option Trust [1]	13,084,681	20.3%
SC Fundamental Value Fund, L.P.	5,634,240 [2]	8.7%
SC Fundamental Value BVI, Ltd.	4,079,970 [3]	6.3%
Mr. P. Gyllenhammar [4]	4,095,000	6.4%
The Union Discount Company of London Limited	2,050,000	3.2%

[1] 2,000,000 of these shares are under option to Arthur I. Trueger and are also included in the 33.0% above.
[2] 3,067,740 are held in ADR form.
[3] 2,221,470 are held in ADR form.
[4] Includes interest in the shares held by The Union Discount Company of London Limited, shown below.

Except as noted above, there were no other interests of the directors in any contract of significance to which the Company or any of its subsidiaries was a party at any time during or at the end of the year. No director has a contract of service with the Company.

Directors' Responsibilities as Regards to the Financial Statements

Jersey company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the net income of the Company for that period. In preparing those financial statements, the directors are required to:

i) select suitable accounting policies and then apply them consistently;
ii) make judgments and estimates that are reasonable and prudent;
iii) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
iv) prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. The directors are also responsible for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Results and Dividends

The Group's net loss for the year amounted to $3.7 million. In view of the Company's requirement to conserve cash in order to meet the operating needs and growth opportunities of the business, an interim dividend for 2006 was not paid and the Board of Directors will not be recommending a final dividend for the year 2006.

The London Pacific Group 1990 Employee Share Option Trust has waived its entitlement to dividends.

Taxation Implications

Charities, superannuation funds and certain assurance companies in the United Kingdom, together with individual investors who are not resident in Jersey, may be entitled to a full or partial repayment of the Jersey income tax credit arising on distributions, on submission of a claim to the Jersey Comptroller of Income Tax. Shareholders should consult their tax advisor with respect to their own tax positions.

By Order of the Board

Robert A. Cornman
Secretary

Minden House
6 Minden Place
St. Helier
Jersey, Channel Islands

March 20, 2007

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION

The following is a summary of selected financial data for the Group. This data should be read in conjunction with the audited consolidated financial statements of the Company, included in this Report.

	Years Ended/As of December 31,				
	2006	2005	2004	2003	2002 [2]
	(In thousands, except per share and ADS data)				
Operating Results					
Revenues from continuing operations, including net realized and change in net unrealized investment gains and losses	$ 1,943	$ 2,093	$ (5,759)	$ 9,198	$ (33,337)
Income (loss) from continuing operations before income taxes	(2,678)	(3,235)	(11,851)	1,047	(54,478)
Income tax expense (benefit) on continuing operations	5	12	290	(42)	1,291
Income (loss) from continuing operations	(2,683)	(3,247)	(12,141)	1,089	(55,769)
Income (loss) from discontinued operations	(1,000)	-	-	9,965	(154,678)
Income tax expense (benefit) on discontinued operations	-	-	-	38	(4,943)
Net income (loss)	(3,683)	(3,247)	(12,141)	11,016	(205,504)
Basic earnings (loss) per share:					
Continuing operations	(0.05)	(0.06)	(0.24)	0.02	(1.10)
Discontinued operations	(0.02)	-	-	0.20	(2.95)
Total basic earnings (loss) per share	(0.07)	(0.06)	(0.24)	0.22	(4.05)
Diluted earnings (loss) per share:					
Continuing operations	(0.05)	(0.06)	(0.24)	0.02	(1.10)
Discontinued operations	(0.02)	-	-	0.20	(2.95)
Total diluted earnings (loss) per share	(0.07)	(0.06)	(0.24)	0.22	(4.05)
Basic earnings (loss) per ADS:					
Continuing operations	(0.53)	(0.64)	(2.39)	0.21	(10.99)
Discontinued operations	(0.20)	-	-	1.96	(29.50)
Total basic earnings (loss) per ADS	(0.73)	(0.64)	(2.39)	2.17	(40.49)
Diluted earnings (loss) per ADS:					
Continuing operations	(0.53)	(0.64)	(2.39)	0.21	(10.99)
Discontinued operations	(0.20)	-	-	1.94	(29.50)
Total diluted earnings (loss) per ADS	(0.73)	(0.64)	(2.39)	2.15	(40.49)
Financial Position					
Cash and total investments (continuing operations)	19,567	32,840	43,279	61,944	69,378
Total assets	20,237	33,803	44,707	63,513	80,217
Bank debt	-	-	-	-	9,314
Guarantees under bank facility	-	-	-	-	10,590
Shareholders' equity	15,923	19,603	22,893	34,897	21,486
Book value per share [1]	0.31	0.39	0.45	0.69	0.42
Book value per ADS [1]	3.13	3.85	4.51	6.88	4.23
Ordinary Share and ADS Data					
Ordinary Shares outstanding as of December 31	64,439	64,439	64,439	64,439	64,439
Weighted-average shares used in:					
Basic earnings per share calculation	50,917	50,917	50,754	50,754	50,753
Diluted earnings per share calculation	50,917	50,917	50,754	51,188	50,753
Total dividends per share/ADS relating to the year	-	-	-	-	-
Market price per share on December 31	£ 0.053	£ 0.06	£ 0.11	£ 0.14	£ 0.055
Market price per ADS on December 31	$ 0.70	$ 0.70	$ 1.70	$ 2.51	$ 0.50
Market capitalization as of December 31	$ 6,631	$ 6,706	$ 13,115	$ 16,148	$ 5,706

[1] Based on the net asset value of the Group after deducting the cost of the shares held by the employee benefit trusts, and on the number of shares outstanding excluding the shares held by the employee benefit trusts.

[2] Reclassifications have been made related to discontinued operations. The Group's financial advisory services and asset management businesses were sold in 2003, and the Group's U.S. life insurance company was deconsolidated in 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited consolidated financial statements, and the notes thereto, presented elsewhere in this Report. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. This section should also be read in conjunction with the "Forward-Looking Statements and Factors That May Affect Future Results" which are set forth below and in our filings with the U.S. Securities and Exchange Commission ("SEC").

Forward-Looking Statements and Factors That May Affect Future Results

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's current beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "goals," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Future outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Factors that could cause or contribute to deviations from the forward-looking statements include those discussed in this section, elsewhere in this Report and in our filings with the SEC. The factors include, but are not limited to, (i) the risks described under "Quantitative and Qualitative Disclosures About Market Risk," (ii) variations in demand for our products and services, (iii) the success of our new products and services, (iv) significant changes in net cash flows in or out of our businesses, (v) fluctuations in the performance of debt and equity markets worldwide, (vi) the enactment of adverse state, federal or foreign regulation or changes in government policy or regulation (including accounting standards) affecting our operations, (vii) the effect of economic conditions and interest rates in the U.S., the U.K. or internationally, (viii) the ability of our subsidiaries to compete in their respective businesses, (ix) our ability to attract and retain key personnel, and (x) actions by governmental authorities that regulate our businesses, including insurance commissions.

RESULTS OF OPERATIONS BY BUSINESS SEGMENT

Income before income taxes for our reportable operating segments, based on management's internal reporting structure, is as follows:

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Loss from continuing operations before income tax expense by operating segment:			
Venture capital and consulting	$ (403)	$ (584)	$ (1,365)
Life insurance and annuities	(221)	(701)	(8,091)
	(624)	(1,285)	(9,456)
Reconciliation of segment amounts to consolidated amounts:			
Interest and other fee income	283	366	125
Corporate expenses	(2,336)	(2,312)	(2,415)
Interest expense	(1)	(4)	(105)
Consolidated loss from continuing operations before income tax expense	$ (2,678)	$ (3,235)	$(11,851)

Business segment data contained in Note 17 to the Consolidated Financial Statements should be read in conjunction with this discussion. A detailed discussion of the results for each reportable segment follows.

Venture Capital and Consulting

Certain information regarding our venture capital and consulting segment's results of operations is as follows:

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Revenues and net investment gains (losses):			
Consulting fees	$ 705	$ 536	$ 490
Net realized investment gains	-	-	2,010
Change in net unrealized investment gains and losses on trading securities	18	(1)	(2,625)
Total revenues and net investment gains (losses)	723	535	(125)
Operating expenses	1,126	1,119	1,240
Loss from continuing operations before income tax expense	$ (403)	$ (584)	$ (1,365)

2006 compared to 2005

In 2006, our venture capital and consulting segment contributed a loss before income taxes of $0.4 million to our overall loss from continuing operations before income taxes, compared to a loss before taxes of $0.6 million in 2005. The losses for both years were attributable to an excess of fixed operating expenses over consulting fee income.

Consulting fees earned by the venture capital and consulting segment increased from $536,000 in 2005 to $705,000 in 2006, as the number of consulting clients increased during the year. BICC advises Silicon

Valley and other telecommunications equipment companies in dealing with large incumbent European and Japanese telecommunications companies.

In prior years, this segment's results were significantly impacted by fluctuations in the market value of its portfolio of listed equity securities. As of the end of the third quarter of 2006, all listed equity investments had been sold, and our results will no longer be impact by equity market volatility.

2005 compared to 2004

In 2005, the venture capital and consulting segment contributed a loss before income taxes of $0.6 million to our overall loss from continuing operations before income taxes, compared to a loss before taxes of $1.4 million in 2004. The loss for 2005 was attributable to an excess of operating expenses over consulting fee income. The 2004 results were attributable to net realized and unrealized investment losses on listed equity securities of $0.6 million, in addition to a $0.8 million excess of operating expenses over consulting fee income.

Life Insurance and Annuities

Certain information regarding our life insurance and annuities segment's results of operations is as follows:

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Revenues and net investment gains (losses):			
Investment income	$ 937	$ 1,213	$ 1,295
Insurance policy charges	2	4	4
Net realized investment gains (losses)	(2)	(43)	1,273
Change in net unrealized investment gains and losses on trading securities	-	18	(8,331)
Total revenues and net investment gains (losses)	937	1,192	(5,759)
Expenses:			
Amounts credited on insurance policyholder accounts	468	980	1,358
General and administrative expenses	690	913	974
Total expenses	1,158	1,893	2,332
Loss from continuing operations before income tax expense	$ (221)	$ (701)	$ (8,091)

As previously disclosed in our 2002 through 2005 Annual Reports, on July 2, 2002, we announced that LPAL would discontinue writing new policies effective immediately. The decision to discontinue the issuance of new policies was made to avoid the increased capital requirements created by additional policyholder liabilities. Subsequent to this announcement, LPAL policy surrenders increased substantially. Approximately 98% of LPAL's $140.2 million in policyholder liabilities as of June 30, 2002 have been surrendered or have matured as of December 31, 2006. Policyholder liabilities as of December 31, 2006 were $3.6 million. Almost all of the surrenders since June 30, 2002 occurred in the second half of 2002; most of the decrease in policyholder liabilities since the end of 2002 is attributable to policy maturities.

LPAL now focuses on managing the remaining block of policyholder liabilities. There are no plans currently to write new policies.

2006 compared to 2005

In 2006, LPAL contributed a loss before income taxes of $0.2 million to our overall loss from continuing operations before income taxes, compared to a loss before income taxes of $0.7 million in 2005.

The spread between investment income and amounts credited to policyholders increased from $0.2 million in 2005 to $0.5 million in 2006, primarily due to increased returns on invested assets resulting from more investments in corporate bonds instead of lower-yielding cash equivalents, and an increasing interest rate environment. Interest and dividend income on investments totaled $0.9 million in 2006, compared with $1.2 million in 2005. This $0.3 million decrease was primarily due to the decline in the level of LPAL's corporate bond investments, which was consistent with the decline in policyholder liabilities since December 31, 2005. Amounts credited on policyholder accounts decreased by $0.5 million in 2006 to $0.5 million, compared to $1.0 million in 2005. This decrease was primarily due to policy maturities since December 31, 2005. The average rate credited to policyholders was 5.1% in 2006, compared with 5.7% in 2005.

Total invested assets decreased to $14.5 million as of December 31, 2006, compared to $24.7 million as of December 31, 2005, primarily due to policyholder benefits paid of $11.6 million. On total average invested assets in 2006, the average net return, including both realized and unrealized investment gains and losses, was 4.6%, compared with 4.2% in 2005.

Policyholder liabilities as of December 31, 2006 were $3.6 million of which $3.5 million is scheduled to mature during 2007. LPAL expects to meet these maturities primarily by using the cash balance as of December 31, 2006 of $4.4 million. In the absence of significant redemptions, policyholder liabilities are projected to be approximately $0.1 million at the end of 2007.

Included in general and administrative expenses for 2005 are $0.3 million of employee severance costs. In order to reduce operating costs and to conserve cash, and in light of the decrease in the size of LPAL's operations, LPAL reduced its staff in January 2005. Excluding the $0.3 million of employee severance costs, general and administrative expenses for 2005 were $0.6 million, compared with $0.7 million for 2006. This $0.1 million increase was primarily due to the partial allocation of corporate insurance expense to this segment since the fourth quarter of 2005.

Subsequent to December 31, 2006, LPAL received a $1.2 million payment representing a partial distribution resulting from the settlements achieved in the WorldCom, Inc. securities litigation. LPAL held certain WorldCom, Inc. publicly traded bonds which it sold at a loss in 2002. The $1.2 million payment will be recognized in the first quarter of 2007 in our consolidated statement of operations as a realized gain, which reverses part of the realized loss recorded in 2002. LPAL expects to receive an additional $0.4 million as a final distribution later in 2007.

2005 compared to 2004

In 2005, LPAL contributed a loss before income taxes of $0.7 million to our overall loss from continuing operations before income taxes, compared to a loss before income taxes of $8.1 million in 2004.

The spread between investment income and amounts credited to policyholders increased from negative $63,000 in 2004 to positive $233,000 in 2005, primarily due to increased returns on invested assets resulting from more investments in corporate bonds instead of lower-yielding cash equivalents, and an increasing interest rate environment. Interest and dividend income on investments totaled $1.2 million in 2005, compared with $1.3 million in 2004. This $0.1 million decrease was primarily due to the decline in the level of LPAL's corporate bond investments, which was consistent with the decline in policyholder liabilities since December 31, 2004. Amounts credited on policyholder accounts decreased by $0.4 million in 2005 to $1.0 million, compared to $1.4 million in 2004. This decrease was primarily due to policy maturities since December 31, 2004. The average rate credited to policyholders was 5.7% in 2005, compared with 5.6% in 2004.

Net investment losses totaled $25,000 in 2005, compared with net investment losses of $7.1 million in 2004. During 2004, LPAL held significant levels of listed equity securities, causing LPAL's results to be impacted by equity market volatility. By the end of January 2005, LPAL sold all of its listed equity securities and as such, LPAL's equity market risk was reduced significantly.

Total invested assets decreased to $24.7 million as of December 31, 2005, compared to $33.1 million as of December 31, 2004, primarily due to policyholder benefits paid of $6.7 million. On total average invested assets in 2005, the average net return, including both realized and unrealized investment gains and losses, was 4.2%, compared with –15.3% in 2004.

Included in general and administrative expenses for 2005 are $0.3 million of employee severance costs. In order to reduce operating costs and to conserve cash, and in light of the decrease in the size of LPAL's operations, LPAL reduced its staff in January 2005. Excluding the $0.3 million of employee severance costs, general and administrative expenses for 2005 were $0.6 million, compared with $1.0 million for 2004. This $0.4 million decrease was primarily due to lower staff costs.

Corporate and Other

2006 compared to 2005

Corporate expenses remained level in 2006 compared to 2005, at $2.3 million. Lower corporate insurance costs (due to their partial allocation to the life insurance and annuities segment from the fourth quarter of 2005) and a $0.1 million reduction in legal expenses associated with the legal proceedings (which terminated during 2006) as described in Note 4 "Cash Held in Escrow" to the Consolidated Financial Statements, were offset by $0.2 million of losses associated with the sublease of our Jersey office and $58,000 of SFAS 123R compensation expense.

2005 compared to 2004

Corporate expenses decreased by $0.1 million to $2.3 million in 2005, as compared to $2.4 million for 2004. This decrease was primarily due to lower staff costs, facilities expense, professional services fees, shareholder reporting costs and corporate insurance costs, which were partially offset by legal fees associated with the legal proceedings (which terminated during 2006) described in Note 4 "Cash Held in Escrow" to the Consolidated Financial Statements.

Consolidated Loss from Continuing Operations Before Income Taxes

2006 compared to 2005

Our consolidated loss from continuing operations before income tax expense was $2.7 million in 2006, compared to a loss of $3.2 million in 2005. This lower loss of $0.5 million was due primarily to a decline in operating expenses of $0.2 million (primarily lower legal expenses as discussed above), an increase in consulting fee income of $0.2 million, and an increase in the spread between investment income and amounts credited to policyholders of $0.15 million.

Due to the sale of all of our listed equity securities (most were sold in 2004), our results are no longer impacted by equity market volatility.

We continue to pursue opportunities to grow the business in the future, however, there is no guarantee that we will be successful in redeveloping our venture capital and consulting operations.

2005 compared to 2004

Our consolidated loss from continuing operations before income taxes was $3.2 million in 2005, compared to a loss of $11.9 million in 2004. This change was primarily due to net realized and unrealized investment losses of only $26,000 in 2005, compared to net realized and unrealized investment losses of $7.7 million in 2004. During 2004, we held significant levels of listed equity securities and our results were significantly impacted by equity market volatility.

Income Taxes

We are subject to taxation on our income in all countries in which we operate based upon the taxable income arising in each country. However, realized gains on certain investments are exempt from Jersey and Guernsey taxation. We are subject to income tax in Jersey at a rate of 20%. In the United States, we are subject to both federal and California taxes at rates up to 34% and 8.84%, respectively.

2006 compared to 2005 (continuing operations)

The $5,000 tax expense for 2006 is comprised of our minimum California taxes. Other than these taxes, no other tax expense or benefits are applicable to our Group for this period. While losses were contributed by our Jersey and Guernsey operations, we did not recognize any tax benefits due to the uncertainty surrounding their recovery before expiry. Losses were also contributed by our U.S subsidiaries during 2006; we did not recognize any U.S. tax benefits due to the 100% valuation allowances that we have provided for all deferred tax assets.

2005 compared to 2004 (continuing operations)

The $12,000 tax expense for 2005 is comprised of our minimum California taxes and other state taxes. Other than these taxes, no other tax expense or benefits are applicable to our Group for this period. Losses were contributed by our Jersey and Guernsey operations, for which no tax benefits will be realized. Losses were also contributed by our U.S subsidiaries during 2005; we did not recognize any U.S. tax benefits due to the 100% valuation allowances that we have provided for all deferred tax assets.

Discontinued Operations

The $1.0 million loss on discontinued operations recorded in 2006 resulted from the write-off of the $1.0 million of cash held in escrow which was part of the proceeds from the sale of London Pacific Advisors in June 2003 held back to cover any of the Group's indemnity obligations. For further information see Note 4 "Cash Held in Escrow" to the Consolidated Financial Statements.

While the $1.0 million loss on discontinued operations in 2006 was attributable to one of our U.S subsidiaries, we did not recognize any U.S. tax benefits due to the 100% valuation allowances that we have provided for all deferred tax assets.

CRITICAL ACCOUNTING POLICIES

Management has identified those accounting policies that are most important to the accurate portrayal of our financial condition and results of operations and that require management's most complex or subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These most critical accounting policies pertain to our investments, life insurance policy liabilities and contingent liabilities. These critical accounting policies are described below.

Determination of Fair Values of Investments

When a quoted market price is available for a security, we use this price in the determination of fair value. If a quoted market price is not available for a security, management estimates the security's fair value based on valuation methodologies as described below.

We hold investments in privately held equity securities, primarily convertible preferred stock in venture capital companies doing business in various segments of technology industries. Venture capital investing entails making investments in companies that are developing products or services for large emerging markets with the belief that these investments will yield superior returns if these companies are successful. These investments are normally held for a number of years. When we make these investments, most of the companies are still developing the products they intend to bring to market or are in the early stages of product sales. Venture capital financed companies are net consumers of cash and often dependent upon additional financing to execute their business plans. These investments involve substantial risk and the companies generally lack meaningful historical financial results used in traditional valuation models. The process of pricing these securities range from fierce competitive bidding between financial institutions to existing investors negotiating prices with the company without outside investor validation. Investments in convertible preferred stock come with rights that vary dramatically both from company to company and between rounds of financing within the same company. These rights, such as anti-dilution, redemption, liquidation preferences and participation, bear directly on the price an investor is willing to pay for a security. The returns on these investments are generally realized through an initial public offering of the company's shares or, more commonly, through the company's acquisition by a public company.

One of the factors affecting fair value is the amount of time before a company requires additional financing to support its operations. Management believes that companies that are financed to the estimated point of operational profitability or for a period greater than one year will most likely return value to the investor through an acquisition between a willing buyer and seller, as the company does not need to seek financing from an opportunistic investor or insider in an adverse investment environment. If a particular company needs capital in the near term, management considers a range of factors in its fair value analysis, including our ability to recover our investment through surviving liquidation preferences. Management's valuation methodologies also include fundamental analysis that evaluates the investee company's progress in developing products, building intellectual property portfolios and securing customer relationships, as well as overall industry conditions, conditions in and prospects for the investee's geographic region, and overall equity market conditions. This is combined with analysis of comparable acquisition transactions and values to determine if the security's liquidation preferences will ensure full recovery of our investment in a likely acquisition outcome. In its valuation analysis, management also considers the most recent transaction in a company's shares.

The determination of fair values of investments requires the application of significant judgment. It is possible that the factors evaluated by management and fair values will change in subsequent periods, especially with respect to our privately held equity securities in technology companies, resulting in material impairment charges in future periods.

Other-than-temporary Impairments

Management performs an ongoing review of all investments in the portfolio to determine if there are any declines in fair value that are other-than-temporary.

Since our listed equity securities are classified as trading securities, impairment adjustments are not required as any change in the market value of these securities between reporting periods is included in earnings.

In relation to our equity securities that do not have a readily determinable fair value and are classified as available-for-sale, factors considered in impairment reviews include: (i) the length of time and extent to which estimated fair values have been below cost and the reasons for the decline, (ii) the investee's recent financial performance and condition, earnings trends and future prospects, (iii) the market condition of either the investee's geographic area or industry as a whole, and (iv) concerns regarding the investee's ability to continue as a going concern (such as the inability to obtain additional financing). If the evidence supports that a decline in fair value is other-than-temporary, then the investment is reduced to its estimated fair value, which becomes its new cost basis, and a realized loss is reflected in earnings.

We determine that a fixed maturity security is impaired when it is probable that we will not be able to collect amounts due (principal and interest) according to the security's contractual terms. We make this determination by considering all available facts and circumstances, including our intent and ability to continue to hold the investment to maturity. The factors we consider include: (i) the length of time and extent to which the market values have been below amortized cost and the reasons for the decline, (ii) the issuer's recent financial performance and condition, earnings trends and future prospects in the near to mid-term, (iii) changes in the issuer's debt rating and/or regulatory actions or other events that may effect the issuer's operations, (iv) the market condition of either the issuer's geographic area or industry as a whole, and (v) factors that raise doubt about the issuer's ability to continue as a going concern. If the evidence supports that a decline in fair value is other-than-temporary, then the fixed maturity security is written down to its quoted market value, if such a value is available. If a readily determinable fair value does not exist, then the fixed maturity security is written down to management's estimate of its fair value, which is based on the valuation methodologies described above. Write-downs are recorded as realized losses and included in earnings.

The evaluations for other-than-temporary impairments require the application of significant judgment. It is possible that the impairment factors evaluated by management and fair values will change in subsequent periods, especially with respect to privately held equity securities in technology companies, resulting in material impairment charges in future periods.

Life Insurance Policy Liabilities

We account for life insurance policy liabilities in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." We account for life insurance policy liabilities for deferred annuities as investment-type insurance products and we record these liabilities at accumulated value (premiums received, plus accrued interest to the balance sheet date, less withdrawals and assessed fees).

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Consolidated Financial Statements for a summary of recently issued accounting pronouncements.

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents decreased during 2006 by $3.3 million from $10.0 million as of December 31, 2005 to $6.7 million as of December 31, 2006. This decrease in cash and cash equivalents primarily resulted from $11.6 million and $1.4 million of cash used in financing activities and operating activities, respectively, partially offset by $9.2 million of cash provided by investing activities. Cash used in financing activities related to insurance policyholder benefits paid by LPAL. Cash used in operating activities primarily resulted from the $2.7 million operating loss for 2006, partially offset by a decrease in accrued investment income and the sale of trading securities. Cash provided by investing activities primarily related to the maturity of fixed maturity securities by the LPAL and the Group, partially offset by the purchase of fixed maturity securities held by LPAL and the Group. As of December 31, 2006, our cash and cash equivalents, excluding the amount held by LPAL, amounted to $2.35 million, an increase of $1.8 million from December 31, 2005. We reinvested $3.0 million of the $7.0 million proceeds from the corporate bonds that matured in early 2006 and received $0.1 million from the sale of our remaining listed equities. The $3.0 million in corporate bonds will mature on or before June 26, 2007.

The $4.4 million of cash and cash equivalents held by LPAL, as well as the $9.8 million of investments held by LPAL, are not currently available to fund the operations or commitments of the Company or its other subsidiaries.

Shareholders' equity decreased during 2006 by $3.7 million from $19.6 million at December 31, 2005 to $15.9 million as of December 31, 2006, primarily due to the net loss for the period of $3.7 million. As of December 31, 2006 and 2005, $62.6 million of our Ordinary Shares, at cost, held by the employee benefit trusts have been netted against shareholders' equity.

As discussed above in "Results of Operations by Business Segment – Life Insurance and Annuities," LPAL discontinued issuing new policies in July 2002. During 2006, LPAL continued to service its existing policyholders. During this period, policy surrenders totaled $0.2 million and policy maturities totaled $11.4 million. Policyholder liabilities were $3.6 million as of December 31, 2006, compared to $13.6 million as of December 31, 2005. We do not expect significant surrender activity during 2007; however, all but the remaining seven-year policies, approximately $3.5 million of policyholder liabilities, are scheduled to mature during this period. LPAL has sufficient liquid resources to fund these maturities. As of December 31, 2006, LPAL had cash of $4.4 million, accrued interest receivable of $0.2 million and corporate bonds of $9.0 million. In addition, as discussed above in the Results of Operations section for the life insurance and annuities segment, in January 2007, LPAL received a $1.2 million payment representing a partial distribution resulting from the settlements achieved in the WorldCom, Inc. securities litigation. LPAL expects to receive an additional $0.4 million as a final distribution later in 2007.

In prior years, LPAL held listed equity securities at levels such that fluctuations in the market value of these listed equity securities could have had a significant impact on LPAL's statutory capital level. Following the sale of LPAL's remaining listed equity holdings in January 2005, fluctuations in the market value of LPAL's listed equity securities no longer have an impact on LPAL's required statutory capital level.

As of December 31, 2006, we had no bank borrowings, guarantee obligations, material commitments outstanding for capital expenditures or additional funding for private equity portfolio companies.

As of December 31, 2006, we had $2.35 million of cash and cash equivalents and $3.0 million in short-term bonds, excluding cash and bonds held by our life insurance and annuities segment. We believe that this cash balance and the proceeds in 2007 from our bond maturities are sufficient to fund our operations (venture capital and consulting and corporate activities) over at least the next 12 months.

In order to reduce operating costs and to conserve cash, and in light of the decrease in the size and complexity of our continuing operations, we reduced our staffing levels in early 2005. After the payment of all related employee severance costs in 2005, the impact of the staff cost reductions is now being fully realized. We implemented other cost reductions during 2005, and in 2006, we implemented the sublease of our Jersey office space for the remainder of our lease term, effective from June 2006.

CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS

The following table aggregates our expected contractual obligations and commitments subsequent to December 31, 2006.

Contractual obligations [1]	2007	2008 - 2009	2010 - 2011	Total
		(In thousands)		
Deferred annuity policy maturities	$3,260	$ 149	$ -	$3,409
Capital lease commitments	-	-	-	-
Operating lease commitments [2]	285	390	66	741
Total contractual cash obligations	$3,545	$ 539	$ 66	$4,150

[1] Does not include other commitments for the purchase of goods and services which in the aggregate are immaterial.

[2] Includes commitments related to our Jersey office lease which expires in September 2010. We entered into a sublease of our Jersey office during 2006. Expected future sublease income from 2007 through 2010 is $296,000. A liability of $158,000 remains recorded on our consolidated balance sheet as of December 31, 2006, representing the loss on the sublease from 2007 through 2010.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The nature of our businesses exposes us to market risk. Market risk is the risk of loss that may occur when changes in interest rates and public equity prices adversely affect the value of invested assets.

Interest Rate Risk

LPAL is subject to risk from interest rate fluctuations when payments due to policyholders are not matched in respect of amount and duration with income from investments. LPAL attempts to minimize this risk by ensuring that payments and income are matched as closely as possible while also maximizing investment returns. LPAL has not used derivative financial instruments as part of its investment strategy.

For LPAL's business, the amount of policyholder liabilities is unaffected by changes in interest rates. Given the existing policy and bond maturity profiles, and that bonds will generally be held to maturity and early policy redemptions are protected by a market value adjustment and surrender penalty, the bonds and policies carry minimal interest rate risk.

Interest income earned on excess cash and cash equivalents in LPAL and in the remainder of the Group is expected to be approximately $0.6 million during 2007, therefore movements in market interest rates should not have a material impact on our consolidated results.

Equity Price Risk

In prior years, we held levels of listed equity securities which exposed us to significant equity price risk and resulting volatility in our reported earnings. By the end of September 2006, we had sold all of our listed equity holdings and thus we are no longer exposed to equity price risk on listed equity securities.

As of December 31, 2006, we held $0.8 million in private corporate equity securities of technology companies for which liquid markets do not exist. Private equity prices do not fluctuate directly with public equity markets, but significant market movements may trigger a review for other-than-temporary adjustment of the carrying values of our private equity securities. The risks inherent in these private equity investments relate primarily to the viability of the investee companies. We try to mitigate these risks in various ways, including performing extensive due diligence prior to making an investment, and regularly reviewing the progress of the investee companies.

For additional information relating to our financial risk profile, see Note 12 to the Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 31,	
	2006	2005
ASSETS		
Investments (principally of life insurance subsidiary):		
Fixed maturities:		
Available-for-sale, at fair value (amortized cost: $9,021 and $13,809 as of December 31, 2006 and 2005, respectively)	$ 9,007	$ 13,829
Held-to-maturity, at amortized cost (fair value: $3,004 and $6,982 as of December 31, 2006 and 2005, respectively)	3,009	7,011
Equity securities:		
Trading, at fair value (cost: $0 and $102 as of December 31, 2006 and 2005, respectively)	-	84
Available-for-sale, at estimated fair value (cost: $844 and $850 as of December 31, 2006 and 2005, respectively)	844	850
Total investments	12,860 [1]	21,774
Cash and cash equivalents	6,707 [1]	10,039
Cash held in escrow	-	1,027
Accrued investment income	304	609
Property and equipment, net	17	43
Other assets	349	311
Total assets	$ 20,237	$ 33,803
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Life insurance policy liabilities	$ 3,640	$ 13,573
Accounts payable and accruals	674	627
Total liabilities	4,314	14,200
Commitments and contingencies (See Note 11)		
Shareholders' equity:		
Ordinary shares, $0.05 par value per share: 86,400,000 shares authorized; 64,439,073 shares issued and outstanding as of December 31, 2006 and 2005	3,222	3,222
Additional paid-in capital	67,718	67,660
Retained earnings	7,999	11,682
Employee benefit trusts, at cost (13,522,381 shares as of December 31, 2006 and 2005)	(62,598)	(62,598)
Accumulated other comprehensive loss	(418)	(363)
Total shareholders' equity	15,923	19,603
Total liabilities and shareholders' equity	$ 20,237	$ 33,803

Arthur I. Trueger
Executive Chairman

Trenchard
Director

March 20, 2007

[1] Includes $9,851 of investments and $4,354 of cash and cash equivalents in the Company's insurance subsidiary (London Pacific Assurance Limited ("LPAL")) which are not currently available to fund the operations or commitments of the Company or its other subsidiaries.

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share and ADS amounts)

	Years Ended December 31,		
	2006	2005	2004
Continuing operations:			
Revenues:			
Investment income	$ 1,203	$ 1,562	$ 1,397
Insurance policy charges	2	4	4
Consulting and other fee income	722	553	513
Net realized investment gains (losses)	(2)	(43)	4,700
Change in net unrealized investment gains and losses on trading securities	18	17	(12,373)
	1,943	2,093	(5,759)
Expenses:			
Amounts credited on insurance policyholder accounts	468	980	1,358
Operating expenses	4,152	4,344	4,629
Interest expense	1	4	105
	4,621	5,328	6,092
Loss from continuing operations before income tax expense	(2,678)	(3,235)	(11,851)
Income tax expense	5	12	290
Loss from continuing operations	(2,683)	(3,247)	(12,141)
Discontinued operations:			
Loss on disposal of discontinued operations, net of income tax expense of $0	(1,000)	-	-
Loss on discontinued operations	(1,000)	-	-
Net loss	$ (3,683)	$ (3,247)	$ (12,141)
Basic and diluted loss per share and ADS:			
Basic and diluted loss per share:			
Continuing operations	$ (0.05)	$ (0.06)	$ (0.24)
Discontinued operations	(0.02)	-	-
	$ (0.07)	$ (0.06)	$ (0.24)
Basic and diluted loss per ADS:			
Continuing operations	$ (0.53)	$ (0.64)	$ (2.39)
Discontinued operations	(0.20)	-	-
	$ (0.73)	$ (0.64)	$ (2.39)

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2006	2005	2004
Net loss	$ (3,683)	$ (3,247)	$ (12,141)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	32	36	53
Amounts credited on insurance policyholder accounts	468	980	1,358
Net realized investment losses (gains)	2	43	(4,700)
Loss on forfeiture of escrow	1,000	-	-
Change in net unrealized investment gains and losses on trading securities	(18)	(17)	12,373
Net amortization of investment premiums and discounts	185	656	572
Share based compensation	58	-	-
Net changes in operating assets and liabilities:			
Trading equity securities	108	441	12,009
Accrued investment income	305	128	189
Other assets	(37)	310	(112)
Life insurance policy liabilities	(2)	(4)	(4)
Accounts payable, accruals and other liabilities	168	193	174
Income taxes payable	-	7	17
Other operating cash flows	25	(22)	(6)
Net cash provided by (used in) operating activities	(1,389)	(496)	9,782
Cash flows from investing activities:			
Purchases of held-to-maturity fixed maturity securities	(3,036)	(8,510)	-
Purchases of available-for-sale fixed maturity securities	(9,082)	(5,121)	-
Purchases of available-for-sale equity securities	-	-	(15)
Proceeds from maturity of held-to-maturity fixed maturity securities	7,000	1,350	-
Proceeds from sale and maturity of available-for-sale fixed maturity securities	14,364	10,611	5,060
Proceeds from sale of available-for-sale equity securities	-	-	75
Capital expenditures	(7)	(9)	(5)
Net cash provided by (used in) investing activities	9,239	(1,679)	5,115

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from financing activities:			
Insurance policyholder benefits paid	(11,625)	(6,749)	(9,824)
Proceeds from disposal of shares by the employee benefit trusts	-	18	-
Net cash used in financing activities	(11,625)	(6,731)	(9,824)
Net increase (decrease) in cash and cash equivalents	(3,775)	(8,906)	5,073
Cash and cash equivalents at beginning of year	10,039	19,495	14,408
Foreign currency translation adjustment	443	(550)	14
Cash and cash equivalents at end of year [(1), (2)]	$6,707	$10,039	$19,495
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ -	$ 4	$ 105
Income taxes (net of amounts recovered)	$ 5	$ 5	$ 274
Supplemental disclosure of non-cash investing activities:			
Exchange of available-for-sale equity securities for trading equity securities	$ -	$ -	$ 98

(1) The amount for December 31, 2006 includes $4,354 in the Company's insurance subsidiary (LPAL) which is not currently available to fund the operations or commitments of the Company or its other subsidiaries.

(2) Does not include $1,027 of cash held in escrow as of December 31, 2005.

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except per share and ADS amounts)

	Ordinary Shares		Additional Paid-in Capital	Retained Earnings	Employee Benefit Trusts	Accumulated Other Compre-hensive Loss	Total Shareholders' Equity
	Number	Amount					
Balance as of January 1, 2004	64,439	$ 3,222	$ 68,615	$ 27,070	$ (63,571)	$ (439)	$ 34,897
Net loss	-	-	-	(12,141)	-	-	(12,141)
Change in net unrealized gains and losses on available-for-sale securities	-	-	-	-	-	46	46
Foreign currency translation adjustment	-	-	-	-	-	91	91
Balance as of December 31, 2004	64,439	$ 3,222	$ 68,615	$ 14,929	$ (63,571)	$ (302)	$ 22,893
Net loss	-	$ -	$ -	$ (3,247)	$ -	$ -	$ (3,247)
Change in net unrealized gains and losses on available-for-sale securities	-	-	-	-	-	(16)	(16)
Foreign currency translation adjustment	-	-	-	-	-	(45)	(45)
Exercise of employee share options, including income tax effect	-	-	(955)	-	973	-	18
Balance as of December 31, 2005	64,439	$ 3,222	$ 67,660	$ 11,682	$ (62,598)	$ (363)	$ 19,603
Net loss	-	$ -	$ -	$ (3,683)	$ -	$ -	$ (3,683)
Change in net unrealized gains and losses on available-for-sale securities	-	-	-	-	-	(34)	(34)
Foreign currency translation adjustment	-	-	-	-	-	(21)	(21)
Share based compensation	-	-	58	-	-	-	58
Balance as of December 31, 2006	64,439	$ 3,222	$ 67,718	$ 7,999	$ (62,598)	$ (418)	$ 15,923

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years Ended December 31,		
	2006	2005	2004
Net loss	$ (3,683)	$ (3,247)	$ (12,141)
Other comprehensive income (loss), net of deferred income taxes:			
Foreign currency translation adjustments, net of income taxes of $0	(21)	(45)	91
Change in net unrealized gains and losses:			
Unrealized holding gains and losses on available-for-sale securities	(14)	(44)	64
Reclassification adjustment for gains and losses included in net loss	(20)	28	(18)
Deferred income taxes	-	-	-
Other comprehensive income (loss)	(55)	(61)	137
Comprehensive loss	$ (3,738)	$ (3,308)	$ (12,004)

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

As used herein, the terms "registrant" and "Company" refer to Berkeley Technology Limited. Except as the context otherwise requires, the term "Group" refers collectively to the registrant and its subsidiaries.

Note 1. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared by the Company in conformity with United States generally accepted accounting principles ("U.S. GAAP"). These consolidated financial statements include the accounts of the Company, its subsidiaries, the Employee Share Option Trust ("ESOT") and the Agent Loyalty Opportunity Trust ("ALOT"). Significant subsidiaries included in the continuing operations of the Group and discussed in this document include London Pacific Assurance Limited ("LPAL") and Berkeley International Capital Corporation ("BICC"). All intercompany transactions and balances have been eliminated in consolidation.

The consolidated balance sheet is presented in an unclassified format as the majority of the Group's assets relate to its life insurance and annuities business. The Group's other business is venture capital and consulting.

The Company is incorporated under the laws of Jersey, Channel Islands. Its Ordinary Shares are traded on the London Stock Exchange and in the U.S. on the OTC Bulletin Board in the form of American Depositary Shares ("ADSs"), which are evidenced by American Depositary Receipts ("ADRs"). Each ADS represents ten Ordinary Shares. Pursuant to the regulations of the U.S. Securities and Exchange Commission ("SEC"), the Company is considered a U.S. domestic registrant and must file financial statements prepared under U.S. GAAP.

Cash and Cash Equivalents

The Group considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investments

The Group's investments consist of fixed maturity and equity securities. Fixed maturity securities are classified as either available-for-sale or held-to-maturity, and equity securities are classified as either trading or available-for-sale. The investments are accounted for as follows:

i) available-for-sale securities are recorded at fair value, with changes in unrealized gains and losses excluded from net income, but reported net of applicable income taxes as a separate component of accumulated other comprehensive income;

ii) held-to-maturity securities are recorded at amortized cost unless these securities become other-than-temporarily impaired; and

iii) trading securities are recorded at fair value with changes in unrealized gains and losses included in net income.

When a quoted market price is available for a security, the Group uses this price to determine fair value. If a quoted market price is not available for a security, management estimates the security's fair value based on appropriate valuation methodologies. Management's valuation methodologies include fundamental analysis that evaluates the investee company's progress in developing products, building intellectual property portfolios and securing customer relationships, as well as overall industry conditions, conditions in and prospects for the investee's geographic region, overall equity market conditions, and the level of financing already secured and available. This is combined with analysis of comparable acquisition transactions and values to determine if the security's liquidation preferences will ensure full recovery of the Group's investment in a likely acquisition outcome. In its valuation analysis, management also considers the most recent transaction in a company's shares.

Amortization of premiums and accretion of discounts on fixed maturity securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on securities are included in net income using the specific identification method. Any other-than-temporary declines in the fair value of available-for-sale or held-to-maturity securities, below the cost or amortized cost basis, are recognized as realized losses in the consolidated statements of operations. The cost basis of such securities is adjusted to reflect the write-down recorded.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis at rates sufficient to write-off such assets over their estimated useful lives on the following basis:

Furniture and equipment	- five years
Computer equipment, including software	- three to five years
Leasehold improvements	- life of lease

Assets held under capital leases are included in property, equipment and leasehold improvements and are depreciated over their estimated useful lives. The future obligations under these leases are included in accounts payable and accruals. Interest paid on capital leases is charged to the statement of operations over the periods of the leases.

Life Insurance Policy Liabilities, Revenues and Expenses

Life insurance policy liabilities, premium revenues and related expenses are accounted for in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," as follows:

i) Life insurance policy liabilities for deferred annuities are accounted for as investment-type insurance products and are recorded at accumulated value (premiums received, plus accrued interest to the balance sheet date, less withdrawals and assessed fees).

ii) Revenues for investment-type insurance products consist of charges assessed against policy account values for surrenders.

iii) Benefits for investment-type insurance products are charged to expense when incurred and reflect the claim amounts in excess of the policy account balance. Expenses for investment-type products include the interest credited to the policy account balance.

Revenue Recognition

Interest income is accounted for on an accrual basis. Dividends are accounted for when declared.

Fees relating to venture capital activities are recognized in income when the investment transaction is completed. Fees for consulting services are recognized in income on an accrual basis, based upon when services are performed.

Share Based Compensation

Equity compensation plan

The London Pacific Group 1990 Employee Share Option Trust ("ESOT"), which was approved by shareholders in 1990, provides for the granting of share options to employees and directors. Options are generally granted with an exercise price equal to the fair market value of the underlying shares at the date of grant. Such grants to employees are generally exercisable in four equal annual installments beginning one year from the date of grant, subject to employment continuation, and expire seven to ten years from the date of grant. Such grants to directors are fully vested on the date of grant and expire seven or ten years from the date of grant.

Share based compensation expense

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), "Share-Based Payment," which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including share options, based on the fair value of the award on the grant date, and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. SFAS 123R supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations, for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123R. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.

The Company adopted SFAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. The Company's consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

In November 2005, the Financial Accounting Standards Board ("FASB") issued Staff Position No. FAS 123(R)-3 ("FSP 123R-3"), "Transition Election Related to Accounting for the Tax Effects of Share-Based Payments." The Company has elected to adopt the alternative transition method provided in FSP 123R-3 for calculating the tax effects of share based compensation under SFAS 123R. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of share based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of share based compensation awards that are outstanding upon adoption of SFAS 123R.

SFAS 123R requires companies to estimate the fair value of share based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations. Prior to the adoption of SFAS 123R, the Company accounted for share based awards to employees and directors using the intrinsic value method in accordance with APB 25, as allowed under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." Under the intrinsic value method, no share based compensation expense had been recognized in the Company's consolidated statement of operations.

Share based compensation expense recognized in the Company's consolidated statement of operations for the year ended December 31, 2006 includes compensation expense for share options granted prior to, but not yet vested as of December 31, 2005, based on the fair value estimated as of the date of grant in accordance with the provisions of SFAS 123R. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share based compensation expense calculated in accordance with SFAS 123R is to be based on awards ultimately expected to vest, and therefore the expense should be reduced for estimated forfeitures. The Company's estimated forfeiture rate for the year ended December 31, 2006 of zero percent is based upon the short remaining vesting periods of the option grants (only one option grant is not fully vested at the end of 2006) and because all of the unvested options relate to longstanding employees. In the Company's pro forma information required to be disclosed under SFAS 123 for the periods prior to 2006, the Company accounted for forfeitures as they occurred.

SFAS 123R requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows. Due to the Company's loss position, and as the Company had no tax deductions related to share option exercises, there were no such tax benefits during the year ended December 31, 2006. Prior to the adoption of SFAS 123R, those tax benefits would have been reported as operating cash flows had the Company received any tax benefits related to share option exercises.

The fair value of share option grants to employees is calculated using the Black-Scholes option pricing model, even though this model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's share options. The Black-Scholes model also requires subjective assumptions, including future share price volatility and expected time to exercise, which greatly affect the calculated values. The expected term of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. The risk-free rate is based on the U.S. Treasury rates in effect during the corresponding period of grant. The expected volatility is based on the historical volatility of the Company's share price. These factors could change in the future, which would affect the share based compensation expense in future periods, if the Company, through the ESOT, should grant additional share options.

Valuation and expense information under SFAS 123R

The estimated fair value of share option compensation awards to employees, as calculated using the Black-Scholes option pricing model as of the date of grant, is amortized using the straight-line method over the vesting period of the options. For the year ended December 31, 2006, compensation expense related to employee share options under SFAS 123R totaled $58,000, and is included in operating expenses in the accompanying statement of operations.

The table below reflects the pro forma net loss and basic and diluted loss per share and ADS for the years ended December 31, 2005 and 2004:

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Pro Forma Results Under SFAS 123 for the Years Ended December 31,	
	2005	2004
	(In thousands, except per share and ADS amounts)	
Net loss as reported for the prior period [(1)]	$ (3,247)	$ (12,141)
Share based compensation expense related to employee share options [(2)]	(39)	(190)
Net loss, including the effect of share based compensation expense [(3)]	$ (3,286)	$ (12,331)
Basic and diluted loss per share, as reported for the prior period [(1)]	(0.06)	(0.24)
Basic and diluted loss per share, including the effect of share based compensation	(0.06)	(0.24)
Basic and diluted loss per ADS, as reported for the prior period [(1)]	(0.64)	(2.39)
Basic and diluted loss per ADS, including the effect of share based compensation	(0.65)	(2.43)

(1) Net loss and loss per share and ADS prior to 2006 did not include share based compensation expense for employee share options under SFAS 123R because the Company did not adopt the recognition provisions of SFAS 123.

(2) Share based compensation expense prior to 2006 is calculated based on the pro forma application of SFAS 123.

(3) Net loss and net loss per share and ADS prior to 2006 represents pro forma information based on SFAS 123.

During 2006, there were no option grants, exercises or forfeitures. During 2006, 1,060,000 options expired and 653,750 options vested. At December 31, 2006, there were 5,225,000 options outstanding with a weighted average exercise price of $2.59. Of these options, 4,475,000 were exercisable at December 31, 2006, and these have a weighted average exercise price of $3.00. The remaining 750,000 options were unvested at December 31, 2006. These unvested options have a weighted average exercise price of $0.15. As of December 31, 2006, total unrecognized compensation expense related to unvested share options was $36,000, which is expected to be recognized ratably over 2007, 2008 and the first half of 2009.

During the three year period ended December 31, 2006, only one option grant was made in the second quarter of 2005. The 1,000,000 options granted in May 2005 were valued using the Black-Scholes option pricing model with the following assumptions: expected share price volatility of 34%, risk-free interest rate of 3.89%, weighted average expected life of 6.25 years and expected dividend yield of zero percent. These options were granted at an exercise price equal to the market price of the shares, or $61,500.

For additional information relating to the Company's employee share options, see Note 13 "Share Incentive Plans" below.

Income Taxes

The Group accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, the Group recognizes taxes payable or refundable for the current year, and deferred tax assets and liabilities due to temporary differences in the basis of assets and liabilities between amounts recorded for financial statement and tax purposes.

The Group provides a valuation allowance for deferred income tax assets if it is more likely than not that some portion of the deferred income tax asset will not be realized. The Group includes in income any increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realization of the related deferred income tax asset.

The Group includes in additional paid-in capital the tax benefit on share options exercised during the period to the extent that such exercises result in a permanent difference between financial statement and tax basis compensation expense.

Earnings Per Share and ADS

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." This statement requires the presentation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income or loss by the weighted-average number of Ordinary Shares outstanding during the applicable period, excluding shares held by the ESOT and the ALOT which are regarded as treasury stock for the purposes of this calculation. The Company has issued employee share options, which are considered potential common stock under SFAS 128. The Company has also issued Ordinary Share warrants to the Bank of Scotland in connection with the Company's bank facility (now terminated), which are also considered potential common stock under SFAS 128. Diluted earnings per share is calculated by dividing net income by the weighted-average number of Ordinary Shares outstanding during the applicable period as adjusted for these potentially dilutive options and warrants which are determined based on the "Treasury Stock Method."

Foreign Currencies

The Group uses the £ sterling as the functional currency for LPAL and the U.S. dollar as the functional currency for the Company and all other significant subsidiaries. Foreign exchange gains and losses resulting from the remeasurement of foreign currency assets and liabilities into an entity's functional currency are included in other operating expense in the consolidated statements of operations. For entities using a £ sterling functional currency, assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the prevailing exchange rates at the balance sheet date and income and expense items are translated to U.S. dollars at average exchange rates in effect during the period. The resulting translation adjustment is shown as a separate component of other comprehensive income in shareholders' equity. Foreign currency transaction gains and losses are recorded in the results of operations, and were not material in all periods presented.

Comprehensive Income

Comprehensive income consists of net income; changes in unrealized gains and losses on available-for-sale securities, net of income taxes; and foreign currency translation gains or losses arising on the translation of the Group's non-U.S. dollar based subsidiaries.

Recently Issued Accounting Pronouncements

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." The statement requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have any impact on the Company's consolidated financial statements.

In September 2005, the American Institute of Certified Public Accountants issued Statement of Position 05-1 ("SOP 05-1"), "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts." SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs, unearned revenue and deferred sales inducements associated with the replaced contract. The guidance in SOP 05-1 will be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Because the Company is not replacing insurance policies, the Company's management does not expect any impact on the Company's consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company's management does not expect the adoption of FIN 48 to have a material effect on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company's management is currently evaluating the impact of SFAS 157, but does not expect the adoption of SFAS 157 to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, "Materiality," when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The adoption of SAB 108 did not have any impact on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No 115." SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted, provided the company also elects to apply the provisions of SFAS 157. The Company's management is currently evaluating the impact of SFAS 159, but does not expect the adoption of SFAS 159 to have a material impact on its consolidated financial position, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of these consolidated financial statements as well as the reported amount of revenues and expenses during this reporting period. Actual results could differ from these estimates. Certain estimates such as fair value and actuarial assumptions have a significant impact on the gains and losses recorded on investments and balance of life insurance policy liabilities.

Note 2. Discontinued Operations

The $1.0 million loss on discontinued operations recorded in 2006 resulted from the write-off of the $1.0 million of cash held in escrow which was part of the proceeds from the sale of London Pacific Advisors ("LPA") in June 2003 held back to cover any of the Group's indemnity obligations. See Note 4 "Cash Held in Escrow" below for further information.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Investments

Summary Cost and Fair Value Information

Fixed Maturity Securities

An analysis of fixed maturity securities is as follows:

	December 31,							
	2006				2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)							
Available-for-Sale:								
Non-U.S. corporate debt securities	$ 4,017	$ -	$ (6)	$ 4,011	$ 8,500	$ 38	$ -	$ 8,538
Corporate debt securities	5,004	-	(8)	4,996	5,309	-	(18)	5,291
	9,021	-	(14)	9,007	13,809	38	(18)	13,829
Held-to-Maturity:								
Corporate debt securities	3,009	-	(5)	3,004	7,011	-	(29)	6,982
	3,009	-	(5)	3,004	7,011	-	(29)	6,982
Total fixed maturity securities	$12,030	$ -	$ (19)	$12,011	$20,820	$ 38	$ (47)	$20,811

As of December 31, 2006, there were no non-income producing fixed maturity securities for the twelve months preceding December 31, 2006.

Contractual Maturities

The amortized cost and estimated fair value of fixed maturity securities as of December 31, 2006 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities as certain issuers have the right to call and certain borrowers have the right to prepay obligations without penalty.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)			
Due in one year or less	$9,021	$9,007	$3,009	$3,004
Due after one year through five years	-	-	-	-
	$9,021	$9,007	$3,009	$3,004

Equity Securities

Equity securities are comprised of available-for-sale and trading securities. An analysis of equity securities is as follows:

	December 31,							
	2006				2005			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)							
Private corporate equity securities	$ 844	$ -	$ -	$ 844	$ 850	$ -	$ -	$ 850
Total available-for-sale equity securities	844	-	-	844	850	-	-	850
Trading securities	-	-	-	-	102	7	(25)	84
Total equity securities	$ 844	$ -	$ -	$ 844	$ 952	$ 7	$ (25)	$ 934

Trading securities are carried at fair value with changes in net unrealized gains and losses of $18,000, $17,000 and $(12,373,000) included in the income and losses for the years ended December 31, 2006, 2005 and 2004, respectively.

Investment Concentration and Risk

As of December 31, 2006, fixed maturity securities held by the Group included investments in British Telecom of $3,017,000, AOL Time Warner of $2,002,000, General Mills of $2,000,000 and Cadbury Schweppes of $1,996,000. These four corporate issuers each represented more than 10% of shareholders' equity as of December 31, 2006. However, the General Mills bond matured on February 15, 2007 and the Group received repayment of principal in full and all interest due on this bond. The remaining bonds will mature on or before July 16, 2007.

As of December 31, 2006, the Company's Jersey based life insurance subsidiary, LPAL, owned 75% of the Group's $12.0 million in fixed maturity securities and 100% of the Group's $0.8 million in available-for-sale private equity securities. LPAL is a regulated insurance company, and as such it must meet stringent capital adequacy requirements and it may not make any distributions without the consent of LPAL's independent actuary and the Jersey Financial Services Commission ("JFSC"). LPAL's investments are therefore not currently available to fund the operations or commitments of the Company or its other subsidiaries.

Fixed maturity securities considered less than investment grade (excluding split-rated securities) approximated 0.0% and 30.2% of total fixed maturity securities as of December 31, 2006 and 2005, respectively. The Group held $12.0 million in fixed maturity securities considered less than investment grade as of December 31, 2005. These holdings were repaid in full at maturity in early 2006.

Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on fixed maturity securities classified as available-for-sale as of December 31, 2006 and 2005 totaled $(14,000) and $20,000, respectively. There were no related income taxes.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

There were no net unrealized losses on equity securities classified as available-for-sale as of December 31, 2006 or 2005.

Changes in net unrealized gains and losses on available-for-sale securities included in other comprehensive income for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Net Unrealized Gains (Losses)		
	Fixed Maturity Securities	Equity Securities	Total
		(In thousands)	
Net unrealized losses on available-for-sale securities as of December 31, 2003	$ (10)	$ -	$ (10)
Changes during the year ended December 31, 2004:			
Unrealized holding gains and losses on available-for-sale securities	64	-	64
Reclassification adjustment for gains and losses included in net loss	(18)	-	(18)
Net unrealized gains on available-for-sale securities as of December 31, 2004	36	-	36
Changes during the year ended December 31, 2005:			
Unrealized holding gains and losses on available-for-sale securities	(44)	-	(44)
Reclassification adjustment for gains and losses included in net loss	28	-	28
Net unrealized gains on available-for-sale securities as of December 31, 2005	$ 20	$ -	$ 20
Changes during the year ended December 31, 2006:			
Unrealized holding gains and losses on available-for-sale securities	(14)	-	(14)
Reclassification adjustment for gains and losses included in net loss	(20)	-	(20)
Net unrealized losses on available-for-sale securities as of December 31, 2006	$ (14)	$ -	$ (14)

Net Investment Income

The details of investment income, net of investment expenses, are as follows:

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Interest on fixed maturity securities	$ 881	$ 1,217	$ 1,131
Interest on cash and cash equivalents	324	347	268
Gross investment income	1,205	1,564	1,399
Investment expenses	(2)	(2)	(2)
	1,203	1,562	1,397
Amounts credited on insurance policyholder accounts	(468)	(980)	(1,358)
Net investment income	$ 735	$ 582	$ 39

Investment expenses included costs of investment administration, primarily custodial fees.

Realized Gains and Losses

Information about gross and net realized gains and losses on securities transactions is as follows:

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Realized gains (losses) on securities transactions:			
Fixed maturities, available-for-sale:			
Gross gains	$ -	$ -	$ -
Gross losses	(2)	-	-
Net realized losses on fixed maturities, available-for-sale	(2)	-	-
Equity securities, trading:			
Gross gains	6	22	8,219
Gross losses	-	(65)	(265)
Net realized gains (losses) on equity securities, trading	6	(43)	7,954
Equity securities, available-for-sale:			
Gross gains	-	-	121
Gross losses	(6)	-	(3,375)
Net realized losses on equity securities, available-for-sale	(6)	-	(3,254)
Net realized investment gains (losses) on securities transactions	$ (2)	$ (43)	$ 4,700

During 2004, the Group's management determined that one private equity investment in a technology company was other-than-temporarily impaired and consequently recorded a realized loss of $3.4 million in the consolidated statement of operations. There were no such impairments recorded in 2005 or 2006.

Subsequent to December 31, 2006, the Company received a $1.2 million payment representing a partial distribution resulting from the settlements achieved in the WorldCom, Inc. securities litigation. LPAL held certain WorldCom, Inc. publicly traded bonds which it sold at a loss in 2002. The $1.2 million payment will be recognized in the first quarter of 2007 in the Company's consolidated statement of operations as a realized gain, which reverses part of the realized loss recorded in 2002. The Company expects to receive an additional $0.4 million as a final distribution later in 2007. Since these payments are for LPAL's account, they are not available to fund the operations or commitments of the Company or its other subsidiaries.

Note 4. Cash Held in Escrow

Cash held in escrow at December 31, 2005 consisted of $1.0 million of the cash proceeds from the sale of LPA to SunGard Business Systems Inc. ("SunGard") on June 5, 2003 which were held back to cover any of the Group's indemnity obligations. As disclosed in the Company's 2005 Annual Report, in February 2005, SunGard filed a lawsuit against the Company and certain of its subsidiaries alleging breaches of representations and warranties contained in the sale and purchase agreement. Subsequently, in April 2005, the Company filed a lawsuit against SunGard and certain of its affiliates accusing SunGard of wrongful conduct. In August 2006, the Company and SunGard entered into a settlement agreement covering the above actions. All lawsuits against each other were dismissed and the Company agreed to forego the $1.0 million escrow account, including accrued interest on the account. Accordingly, the $1.0 million of cash held in escrow (and $56,000 of interest earned on the escrow account) was written off as of June 30, 2006. The write-off of the $1.0 million original escrow amount has been shown as a loss on discontinued operations, and the write-off of the $56,000 of interest earned has been netted against investment income, in the Company's consolidated statement of operations for 2006.

Note 5. Property and Equipment

Property and equipment are carried at cost and consisted of the following:

	December 31,	
	2006	2005
Property, equipment and leasehold improvements	$ 729	$ 745
Accumulated depreciation	(712)	(702)
Property and equipment, net	$ 17	$ 43

Note 6. Other Assets

An analysis of other assets is as follows:

	December 31,	
	2006	2005
	(In thousands)	
Prepayments	$ 195	$ 202
Receivables:		
Due from broker	1	-
Fee income receivable	169	84
Other receivables	18	25
Allowance for doubtful accounts	(34)	-
Total other assets	$ 349	$ 311

Note 7. Life Insurance Policy Liabilities

An analysis of life insurance policy liabilities is as follows:

	December 31,	
	2006	2005
	(In thousands)	
Deferred annuities – policyholder contract deposits	$3,360	$13,322
Other policy claims and benefits	280	251
	$3,640	$13,573

The liability for future policy benefits and policyholder contract deposits was determined based on the following assumptions:

Mortality Assumptions

Assumed mortality rates were based on standard tables commonly used in the U.K. life insurance industry, namely the AM80 table for male lives and the AF80 table for female lives.

Withdrawal Assumptions

Withdrawal charges on deferred annuities generally ranged from 1% to 7%, grading to zero over a period of up to 7 years.

Note 8. Statutory Financial Information and Restrictions

LPAL is regulated by the JFSC and under Article 6 of the Insurance Business (Jersey) Law 1996 is permitted to conduct long-term insurance business. The JFSC requires LPAL to submit annual audited financial statements (prepared under U.S. GAAP which is permitted), and an audited annual filing in the format consistent with that required by the Financial Services Authority in the United Kingdom. The annual filing submitted by LPAL to the JFSC must be accompanied by a Certificate from the Appointed Actuary that based on sufficiently prudent assumptions, assets are sufficient to cover all liabilities. The annual filing contains a report from the Appointed Actuary on the matching of investments to liabilities.

The JFSC sets out the conditions with which LPAL must comply and determines the reporting requirements and the frequency of reporting. These conditions require that: (i) LPAL must hold, at all times, approved assets at least equal to the long-term insurance fund plus the required minimum solvency margin, (ii) the margin of solvency must be the greater of £50,000 or 2.5% of the value of the long-term business fund, and (iii) assets equal to not less than 90% of liabilities must be placed with approved independent custodians. As of December 31, 2006, LPAL met all of these conditions.

LPAL is also required under the insurance laws to appoint an actuary. The actuary must be qualified as defined under Jersey law and is required to supervise the long-term insurance fund. No transfers, except in satisfaction of long-term insurance business liabilities, including dividends, are permitted from the long-term insurance fund without written consent from the actuary and the JFSC.

Note 9. Income Taxes

The Group is subject to taxation on its income in all countries in which it operates based upon the taxable income arising in each country. However, realized gains on certain investments are exempt from Jersey and Guernsey taxation. This and other tax benefits which may not recur have reduced the tax charge in 2006, 2005 and 2004.

The Group is subject to income tax in Jersey at a rate of 20%. In the United States, the Group is subject to both federal and California taxes at rates up to 34% and 8.84%, respectively.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A breakdown of the Group's book loss before income taxes by tax jurisdiction follows:

	Years Ended December 31,		
	2006	2005	2004
	(In thousands)		
Loss before income taxes:			
Jersey, Guernsey and United Kingdom	$ (1,410)	$ (1,878)	$ (11,049)
United States	(2,268)	(1,357)	(802)
Total loss before income taxes	$ (3,678)	$ (3,235)	$ (11,851)

The provision for income taxes differs from the amount computed by applying the Jersey, Channel Islands statutory income tax rate of 20% to the loss before income taxes. The sources and tax effects of the difference are as follows:

	Years Ended December 31,		
	2006	2005	2004
	(In thousands)		
Income tax benefit computed at Jersey statutory income tax rate of 20%	$ (736)	$ (647)	$ (2,370)
Realized and unrealized investment losses (gains) not subject to taxation in Jersey	-	5	1,412
Other losses not deductible in Jersey	268	359	619
Losses not deductible (income not taxable) in Guernsey	(20)	(22)	144
Tax benefit on losses at higher than 20% statutory Jersey rate:			
Losses in the U.S.	(518)	(310)	(183)
Adjustment of prior years' provisions	-	11	(308)
Increase in valuation allowance	972	582	941
Forfeiture of U.S. net operating loss carryforwards related to dissolved U.S. entities [1]	5,070	-	-
Decrease in valuation allowance related to dissolved U.S. entities [1]	(5,070)	-	-
Other	39	34	35
Actual tax expense	$ 5	$ 12	$ 290

[1] Related to two of the Group's inactive U.S. subsidiaries which were dissolved in December 2006. These entities were owned by a non-U.S. subsidiary of the registrant and as a result of their dissolution, $4.4 million of federal net operating loss carryforward benefits and $0.7 million of state net operating loss carryforward benefits were forfeited.

The components of the actual tax expense were as follows:

	Years Ended December 31,		
	2006	2005	2004
	(In thousands)		
Jersey, Guernsey and United Kingdom:			
Current tax expense	$ -	$ -	$ -
Deferred tax expense	-	-	-
United States:			
Current tax expense	5	12	290
Deferred tax expense	-	-	-
Total actual tax expense	$ 5	$ 12	$ 290

The Group recognizes assets and liabilities for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of assets and liabilities are recovered or settled. The deferred income tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary. Deferred income tax assets and liabilities are disclosed net in the consolidated financial statements when they arise within the same tax jurisdiction and tax return.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below. As of both December 31, 2006 and December 31, 2005, full valuation allowances were provided on the net deferred tax assets of both U.S. tax groups due to the uncertainty of generating future taxable income or capital gains to benefit from the deferred tax assets.

	December 31,	
	2006	2005
	(In thousands)	
U.S. subsidiaries:		
Deferred income tax assets:		
Net operating loss carryforwards	$ 5,543	$ 9,645
Capital loss carryforwards	67,245	67,283
Unrealized losses on investments	-	8
Deferred compensation	4	4
Bad debts	14	-
Other assets	2	2
Valuation allowance	(72,807)	(76,905)
Deferred income tax assets, net of valuation allowance	1	37
Deferred income tax liabilities:		
Deferred capital gains	-	(36)
Depreciation, amortization and other	(1)	(1)
	(1)	(37)
Net deferred income tax assets – U.S. subsidiaries	$ -	$ -

As of December 31, 2006, the Group's U.S. subsidiaries have pre-tax federal net operating loss carryforwards of approximately $13.4 million expiring as follows: approximately $1.3 million in 2011, and approximately $12.1 million from 2020 to 2026. These subsidiaries have California net operating loss carryforwards of approximately $10.9 million expiring from 2012 to 2016. In addition, these subsidiaries have federal capital loss carryforwards of $157.2 million ($155.9 million for California purposes) that expire in 2007. The Group has recorded a full valuation allowance for the deferred tax assets arising from these carryforward amounts as of December 31, 2006, due to the uncertainty of generating future taxable income or capital gains to benefit from the deferred tax assets.

Note 10. Shareholders' Equity

The Company has authorized 86,400,000 Ordinary Shares with a par value of $0.05 per share. As of December 31, 2006 and 2005, there were 64,439,073 Ordinary Shares issued and outstanding.

No dividends were declared and paid in 2004, 2005 or 2006.

Accumulated other comprehensive loss consists of two components, foreign currency translation adjustments and net unrealized gains and losses on available-for-sale securities. Accumulated foreign currency translation adjustments were $(404,000), $(383,000) and $(338,000) as of December 31, 2006, 2005 and 2004, respectively. The net unrealized gains (losses) on available-for-sale securities after deferred income taxes were $(14,000), $20,000 and $36,000 as of December 31, 2006, 2005 and 2004, respectively.

The Group has two share incentive plans as described in Note 13 "Share Incentive Plans" below. Under the terms of these plans, shares of the Company may be purchased in the open market and held in trust. These shares are owned by the employee benefit trusts, which are subsidiaries of the Company for financial reporting purposes.

Changes in the number of shares held by The London Pacific Group 1990 Employee Share Option Trust ("ESOT") and the Agent Loyalty Opportunity Trust ("ALOT") were as follows:

	Years Ended December 31,					
	2006		2005		2004	
	ESOT	ALOT	ESOT	ALOT	ESOT	ALOT
			(In thousands)			
Shares held as of January 1	13,084	438	13,247	438	13,247	438
Purchased	-	-	-	-	-	-
Exercised	-	-	(163)	-	-	-
Shares held as of December 31	13,084 [1]	438	13,084 [1]	438	13,247 [1]	438

[1] 834,000 shares are held in ADR form.

Warrants

On November 11, 2002, the Company agreed to grant 1,933,172 warrants to subscribe for the Company's Ordinary Shares to Bank of Scotland in connection with the extension of the Group's credit facility (which was fully repaid and terminated in June 2003). The warrants were granted on February 14, 2003 and have an exercise price of £0.1143 (based on the average of the closing prices of the Ordinary Shares over the trading days from November 1, 2002 through November 11, 2002), which was higher than the market price of £0.09 on November 11, 2002. These warrants are exercisable at any time prior to February 14, 2010 and their fair value was determined to be $251,125, based on a risk-free rate of 2.80%, volatility of 179% and a dividend yield of zero. The Company recognized $30,625 of expense relating to these warrants in 2002. The balance of $220,500 was recognized as an expense in 2003, with the corresponding entries to additional paid-in capital.

Note 11. Commitments and Contingencies

Lease Commitments

The Group leases office space under operating leases. Total rent expense under these operating leases was $207,000 (net of sublease income of $46,000), $230,000 and $288,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The Group had no capital leases as of December 31, 2006.

Future minimum lease payments required under non-cancellable operating leases with terms of one year or more, as of December 31, 2006, were as follows:

	Operating Leases(1)
	(In thousands)
2007	$ 285
2008	259
2009	131
2010	66
Total	$ 741

(1) Includes commitments related to the Group's Jersey office lease which expires in September 2010. The Group entered into a sublease of its Jersey office during 2006. Expected future sublease income from 2007 through 2010 is $296,000. A liability of $158,000 remains recorded on the Company's consolidated balance sheet as of December 31, 2006, representing the loss on the sublease from 2007 through 2010.

Approximately 64% of the Jersey office lease commitments are covered by a sublease to a third party.

Guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." The following is a summary of the Company's agreements that the Company has determined are within the scope of FIN 45.

Under its Memorandum and Articles of Association, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company maintains directors and officers liability insurance that limits the Company's exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance coverage, the Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2006.

The Company enters into indemnification provisions under its agreements with other companies in its ordinary course of business, typically with business partners, clients and landlords. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities. These indemnification provisions sometimes include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2006.

Note 12. Fair Value of Financial Instruments

Substantially all financial instruments used in the Group's trading and investing activities are carried at fair value or amounts that approximate fair value. Fair value is based generally on listed market prices or broker-dealer price quotations. To the extent that prices are not readily available, estimated fair value is based on valuation methodologies performed by management, which evaluate company, industry, geographical and overall equity market factors that would influence the security's fair value.

With the exception of the fixed maturity securities classified as held-to-maturity, which are held at amortized cost, the carrying values of the Group's financial assets are equal to estimated fair value.

Considerable judgment is required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying values and estimated fair values of the Group's financial instruments were as follows:

	December 31,			
	2006		2005	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In thousands)			
Financial assets:				
Cash and cash equivalents	$ 6,707	$ 6,707	$ 10,039	$ 10,039
Cash held in escrow	-	-	1,027	1,027
Investments:				
Fixed maturities:				
Available-for-sale	9,007	9,007	13,829	13,829
Held-to-maturity	3,009	3,004	7,011	6,982
Equity securities:				
Trading	-	-	84	84
Available-for-sale	844	844	850	850
Financial liabilities:				
Life insurance policy liabilities	3,640	3,603	13,573	13,432

The following methods and assumptions were used by the Group in estimating the fair value of the financial instruments presented:

Cash, Cash Equivalents and Cash Held in Escrow: The carrying amounts reported in the consolidated balance sheet for these instruments approximated fair value.

Fixed Maturity Securities: Fair values for actively traded fixed maturity securities classified as available-for-sale and held-to-maturity were generally based upon quoted market prices. Fair values for private corporate debt securities were based on the results of valuation methodologies performed by management.

Equity Securities:

a) Trading Securities: Fair values for equity securities classified as trading were based on quoted market prices.

b) Available-for-Sale Securities: Fair values for equity securities classified as available-for-sale were based upon the results of management's valuation methodologies, including analysis of company, industry, geographical and overall equity market factors which influence fair value.

Life Insurance Policy Liabilities: The balance sheet caption "life insurance policy liabilities" includes investment-type insurance contracts (i.e., deferred annuities). The estimated fair values of deferred annuity policies were based on their account values after deduction of surrender charges.

Note 13. Share Incentive Plans

The Group has two share incentive plans for employees, agents and directors of Berkeley Technology Limited and its subsidiaries that provide for the issuance of share options and stock appreciation rights.

Employee Share Option Trust

The London Pacific Group 1990 Employee Share Option Trust ("ESOT"), which was approved by shareholders in 1990, provides for the granting of share options to employees and directors. The objectives of this plan include retaining the best personnel and providing for additional performance incentives. Options are generally granted with an exercise price equal to the fair market value of the underlying shares at the date of grant. Such grants to employees are generally exercisable in four equal annual installments beginning one year from the date of grant, subject to employment continuation, and expire seven or ten years from the date of grant. Such grants to directors are fully vested on the date of grant and expire seven or ten years from the date of the grant.

The ESOT may purchase shares of the Company in the open market, funded each year by a loan from the Company or its subsidiaries. While the loan is limited up to an annual maximum of 5% of the consolidated net assets of the Group, the ESOT is not limited as to the number of options that may be granted. The loan is secured by the shares held in the trust, is interest free, and is eliminated in the consolidated financial statements. The ESOT has waived its entitlement to dividends on any shares held. See Note 10 "Shareholders' Equity" for a summary of the share activity within the ESOT.

Share option activity for the years ended December 31, 2006, 2005 and 2004 was as follows:

	2006		2005		2004	
(Options in thousands)	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding as of January 1	6,285	$2.77	6,940	$3.00	8,945	$3.10
Granted	-	-	1,000	0.15	-	-
Exercised	-	-	(163)	0.11	-	-
Forfeited	-	-	(808)	1.46	(2,005)	3.46
Expired	(1,060)	3.66	(684)	3.39	-	-
Outstanding as of December 31	5,225	$2.59	6,285	$2.77	6,940	$3.00

(Options in thousands)	2006 Number of Options	2006 Weighted-Average Exercise Price	2005 Number of Options	2005 Weighted-Average Exercise Price	2004 Number of Options	2004 Weighted-Average Exercise Price
Options exercisable as of December 31	4,475	$3.00	4,881	$3.52	5,685	$3.57

See Note 1 "Summary of Significant Accounting Policies" for information regarding the Group's accounting for share based compensation.

Summary information about the Group's share options outstanding as of December 31, 2006 is as follows:

	Options Outstanding [1]			Options Exercisable [1]	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
	(In thousands)	(Years)		(In thousands)	
$0.10 - $0.50	2,915	6.52	$0.27	2,165	$0.31
0.51 - 5.00	220	4.18	2.46	220	2.46
5.01 - 10.00	2,030	4.38	5.41	2,030	5.41
10.01 - 21.00	60	3.68	21.00	60	21.00
$0.10 - $21.00	5,225	5.56	$2.59	4,475	$3.00

[1] The intrinsic value of all options outstanding is zero as all options were granted with an exercise price equal to the fair market value of the underlying shares at the date of grant.

Agent Loyalty Opportunity Trust

The Agent Loyalty Opportunity Trust ("ALOT") was established in 1997 (without shareholders' approval) to provide for the granting of stock appreciation rights ("SARs") on the Company's Ordinary Shares to agents of the Company's former U.S. life insurance subsidiary. Each award unit entitled the holder to cash compensation equal to the difference between the Company's prevailing share price and the exercise price. The award units were exercisable in four equal annual installments commencing on the first anniversary of the date of grant and were forfeited upon termination of the agency contract. Vesting of the award in any given year was also contingent on the holder of the award surpassing a predetermined benchmark tied to sales and persistency. The SARs expired seven years from the date of grant. The 79,000 awards outstanding at December 31, 2005 expired in April 2006.

The ALOT may purchase Ordinary Shares in the open market, funded by a loan from a Group subsidiary. The loan is secured by the shares held in the trust and bears interest based upon the trust's net income before interest for each financial period. The trust receives dividends on all Ordinary Shares held. The loan, interest income and dividend income are eliminated in the consolidated financial statements. See Note 10 "Shareholders' Equity" for a summary of the share activity within the ALOT.

SAR activity for the years ended December 31, 2006, 2005 and 2004 was as follows:

(Award units in thousands)	2006		2005		2004	
	Number of Award Units	Weighted-Average Exercise Price	Number of Award Units	Weighted-Average Exercise Price	Number of Award Units	Weighted-Average Exercise Price
Outstanding as of January 1	79	$5.19	290	$3.85	388	$3.73
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Expired	(79)	$5.19	(211)	3.35	(98)	3.35
Outstanding as of December 31	-	-	79	$5.19	290	$3.85
Award units exercisable as of December 31	-	-	42	$5.19	187	$3.76

Note 14. Pension Plans

Jersey Plan

Until early 2004, the Group provided a defined benefit pension plan for its Jersey, Channel Islands, employees. This plan was terminated and the plan assets were distributed to the participants of the plan on a pro rata basis to their accrued benefit entitlements under the plan. The plan was dissolved in March 2005. The Group does not have any ongoing liabilities in respect of the plan following its dissolution.

The Group made contributions of $0, $0 and $15,000 to the trust in 2006, 2005 and 2004, respectively.

U.K. Plan

The Group provides a defined contribution plan for its U.K. employees. There is currently one participant in the plan. The Group has no ongoing liabilities associated with the plan. Contributions of $161,000, $154,000 and $49,000 were made by the Group to the plan in 2006, 2005 and 2004, respectively. Of the 2006 and 2005 contributions, $111,000 and $105,000, respectively, were offset by a salary waiver.

Note 15. Earnings Per Share and ADS

Earnings (loss) per ADS are equivalent to ten times earnings (loss) per Ordinary Share, following the one-for-ten reverse split in June 2002.

A reconciliation of the numerators and denominators for the basic and diluted earnings (loss) per share calculations in accordance with Statement of Financial Accounting Standard No. 128 ("SFAS 128"), "Earnings per Share," is as follows:

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Years Ended December 31,		
	2006	2005	2004
	(In thousands, except share, per share and ADS amounts)		
Loss from continuing operations	$ (2,683)	$ (3,247)	$ (12,141)
Loss on discontinued operations	(1,000)	-	-
Net loss	$ (3,683)	$ (3,247)	$ (12,141)
Basic loss per share and ADS:			
Weighted-average number of Ordinary Shares outstanding, excluding shares held by the employee benefit trusts	50,916,692	50,916,692	50,754,192
Basic loss per share:			
Continuing operations	$ (0.05)	$ (0.06)	$ (0.24)
Discontinued operations	(0.02)	-	-
	$ (0.07)	$ (0.06)	$ (0.24)
Basic loss per ADS:			
Continuing operations	$ (0.53)	$ (0.64)	$ (2.39)
Discontinued operations	$ (0.20)	-	-
	$ (0.73)	$ (0.64)	$ (2.39)
Diluted loss per share and ADS:			
Weighted-average number of Ordinary Shares outstanding, excluding shares held by the employee benefit trusts	50,916,692	50,916,692	50,754,192
Effect of dilutive securities (warrants and employee share options)	-	-	-
Weighted-average number of Ordinary Shares used in diluted earnings per share calculations	50,916,692	50,916,692	50,754,192
Diluted loss per share:			
Continuing operations	$ (0.05)	$ (0.06)	$ (0.24)
Discontinued operations	(0.02)	-	-
	$ (0.07)	$ (0.06)	$ (0.24)
Diluted loss per ADS:			
Continuing operations	$ (0.53)	$ (0.64)	$ (2.39)
Discontinued operations	$ (0.20)	-	-
	$ (0.73)	$ (0.64)	$ (2.39)

As the Company recorded a net loss for the years ended December 31, 2006, 2005 and 2004, the calculations of diluted earnings per share for these years do not include potentially dilutive employee share options and warrants issued to the Bank of Scotland as they are anti-dilutive and, if included, would have resulted in a reduction of the net loss per share. If the Company had reported net income for the years ended December 31, 2006, 2005 and 2004, there would have been an additional 8,125, 66,397 and 650,913 shares, respectively, included in the calculations of diluted earnings per share for these years.

Note 16. Transactions with Related Parties

The Group paid legal fees of approximately $1,000, $60,000 and $36,000 during 2006, 2005 and 2004, respectively, to a law firm of which one of its directors, Victor A. Hebert, is a member.

Note 17. Business Segment and Geographical Information

The Company's reportable operating segments are classified according to its remaining businesses of life insurance and annuities, and venture capital and consulting.

Intercompany transfers between reportable operating segments are accounted for at prices which are designed to be representative of unaffiliated third party transactions.

Summary revenue and investment gain (loss) information by geographic segment, based on the domicile of the Group company generating those revenues, is as follows:

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Jersey	$ 968	$ 1,215	$ (5,715)
Guernsey	103	109	(720)
United States	872	769	676
Consolidated revenues and net investment gains (losses) for continuing operations	$ 1,943	$ 2,093	$ (5,759)

Total assets by geographic segment were as follows:

	December 31,	
	2006	2005
	(In thousands)	
Jersey	$ 15,203	$ 25,066
Guernsey	2,082	3,107
United States	2,952	5,630
Consolidated total assets	$ 20,237	$ 33,803

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Revenues and income (loss) before income taxes for the Company's reportable operating segments included in continuing operations, based on management's internal reporting structure, were as follows:

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Revenues:			
Venture capital and consulting	$ 723	$ 535	$ (125)
Life insurance and annuities	937	1,192	(5,759)
	1,660	1,727	(5,884)
Reconciliation of segment amounts to consolidated amounts:			
Interest and other fee income	283	366	125
Consolidated revenues and net investment gains and losses for continuing operations	$ 1,943	$ 2,093	$ (5,759)
Loss from continuing operations before income tax expense:			
Venture capital and consulting	$ (403)	$ (584)	$ (1,365)
Life insurance and annuities	(221)	(701)	(8,091)
	(624)	(1,285)	(9,456)
Reconciliation of segment amounts to consolidated amounts:			
Interest and other fee income	283	366	125
Corporate expenses	(2,336)	(2,312)	(2,415)
Interest expense	(1)	(4)	(105)
Consolidated loss from continuing operations before income tax expense	$ (2,678)	$ (3,235)	$ (11,851)

Assets attributable to each of the Company's reportable operating segments, based on management's reporting structure, were as follows:

	December 31,	
	2006	2005
	(In thousands)	
Assets:		
Venture capital and consulting	$ -	$ 90
Life insurance and annuities	14,518	24,720
Corporate and other	5,719	8,993
Consolidated total assets	$ 20,237	$ 33,803

Note 18. Selected Quarterly Financial Information (Unaudited)

Unaudited quarterly financial information (in thousands, except per share and ADS amounts) is as follows:

	2006				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Continuing operations:					
Revenues including net investment gains (losses)	$ 565	$ 413	$ 457	$ 508	$1,943
Loss before income tax expense	(721)	(1,018)	(558)	(381)	(2,678)
Net loss	(726)	(1,018)	(558)	(381)	(2,683)
Discontinued operations:					
Loss, net of income tax expense of $0	-	(1,000)	-	-	(1,000)
Total continuing and discontinued operations:					
Net loss	(726)	(2,018)	(558)	(381)	(3,683)
Basic and diluted loss per share:					
Continuing operations	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.05)
Discontinued operations	-	(0.02)	-	-	(0.02)
	$(0.01)	$(0.04)	$(0.01)	$(0.01)	$(0.07)
Basic and diluted loss per ADS:					
Continuing operations	$(0.14)	$(0.20)	$(0.11)	$(0.07)	$(0.53)
Discontinued operations	-	(0.20)	-	-	(0.20)
	$(0.14)	$(0.40)	$(0.11)	$(0.07)	$(0.73)

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2005				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Continuing operations:					
Revenues including net investment gains (losses)	$ 475	$ 601	$ 505	$ 512	$2,093
Loss before income taxes	(1,154)	(677)	(698)	(706)	(3,235)
Net loss	(1,159)	(677)	(698)	(713)	(3,247)
Basic and diluted loss per share:					
Continuing operations	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.06)
Discontinued operations	-	-	-	-	-
	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.06)
Basic and diluted loss per ADS:					
Continuing operations	$(0.23)	$(0.13)	$(0.14)	$(0.14)	$(0.64)
Discontinued operations	-	-	-	-	-
	$(0.23)	$(0.13)	$(0.14)	$(0.14)	$(0.64)

Due to the method required by SFAS 128 to calculate per share and ADS amounts, the quarterly per share and ADS amounts do not necessarily total to the full year per share and ADS amounts.

REPORT OF THE INDEPENDENT AUDITORS

To the shareholders of Berkeley Technology Limited:

We have audited the consolidated financial statements of Berkeley Technology Limited (the "Group") for the year ended December 31, 2006 appearing on pages 19 to 49. These financial statements have been prepared under the accounting policies set out therein.

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United States Accounting Standards (United States Generally Accepted Accounting Practice) are set out in the Directors' Responsibilities as Regards to the Financial Statements on page 6.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and auditing standards generally accepted in the United States of America.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Jersey) Law 1991. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements within it.

Our report has been prepared pursuant to the requirements of the Companies (Jersey) Law 1991 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely on this report by virtue of and for the purpose of the Companies (Jersey) Law 1991 or has been expressly authorized to do so by our prior written consent. Save as above we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of Audit Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

Opinion

In our opinion:

- The financial statements present fairly, in all material respects, in accordance with United States Generally Accepted Accounting Practice, the state of the Group's affairs as at 31 December 2006 and of its loss for the year then ended; and

- The financial statements have been properly prepared in accordance with the Companies (Jersey) Law 1991.

BDO Stoy Hayward, LLP
Chartered Accountants
8 Baker Street
London
March 20, 2007

SHAREHOLDER AND INVESTOR INFORMATION

Market Information

The principal trading market for our Ordinary Shares is the London Stock Exchange ("LSE"), under the symbol "*BEK.L*," on which such shares have been listed since February 1985. ADSs, each representing ten Ordinary Shares, are evidenced by ADRs for which The Bank of New York is the Depositary. Our ADSs have traded in the United States from September 1992 through August 1993 on the OTC Bulletin Board, from September 1993 through November 1999 on The Nasdaq Stock Market[SM] under the symbol "*LPGL*," from November 1999 through July 3, 2002 on the New York Stock Exchange ("NYSE") under the symbol "*LDP*," from July 12, 2002 through June 15, 2003 on the OTC Bulletin Board under the symbol "*LDPGY.PK*" and since June 16, 2003 on the OTC Bulletin Board under the symbol "*BKLYY.PK*." As of December 31, 2006, there were 64,439,073 Ordinary Shares outstanding of which 12,901,640, or 20.0%, were represented by 1,290,164 ADSs. ADS holders may exercise their voting rights through the ADR Depositary.

In June 2002, we completed a one-for-ten reverse split of our ADSs. On June 24, 2002, every ten of our ADSs issued and outstanding were converted and reclassified into one post-split ADS. Consequently, effective from the opening of business on June 24, 2002, each ADS is equal to ten Ordinary Shares. Fractional new ADSs were sold by the Depositary Bank and paid in cash to the ADR holders. This ADS split did not affect our Ordinary Shares listed on the LSE.

On July 9, 2002, trading of our ADRs was suspended and the securities were withdrawn from listing and registration on the NYSE due to a fall in price below the minimum permitted by the NYSE. As a result of the delisting, the liquidity of our common stock and its price were adversely affected. These actions may limit our ability to raise additional capital in the future, and there is no assurance that a significant trading market for the ADRs will develop. If an active trading market does not develop, ADR holders may be unable to sell their ADRs.

Subsequent to the delisting, the ability of ADR holders to buy and sell is limited to trading on the OTC Bulletin Board. Shares traded on the OTC market generally experience lower trading volume than those traded on the organized exchanges. The trading volume of the ADRs has decreased substantially since the NYSE delisting and the transfer of the ADRs to the OTC Bulletin Board.

The following table shows, for the quarters indicated, the reported highest and lowest middle market quotations (which represent an average of bid and asked prices) for our Ordinary Shares on the LSE, based on its Daily Official List, and the high and low trade price information of the ADSs as obtained from the OTC Bulletin Board:

	LSE Pounds Per Ordinary Share		OTC Bulletin Board U.S. Dollars Per ADS	
	High	Low	High	Low
2005:				
First quarter	0.11	0.09	1.95	1.50
Second quarter	0.10	0.08	1.65	1.40
Third quarter	0.10	0.07	1.50	1.20
Fourth quarter	0.09	0.06	1.25	0.70

	LSE Pounds Per Ordinary Share		OTC Bulletin Board U.S. Dollars Per ADS	
	High	Low	High	Low
2006:				
First quarter	0.07	0.06	1.10	0.70
Second quarter	0.07	0.06	1.20	0.85
Third quarter	0.07	0.06	1.06	0.90
Fourth quarter	0.07	0.04	1.14	0.55

Holders

As of February 28, 2007, we had approximately 1,336 Ordinary shareholders of record and 67 ADS holders of record. Because many Ordinary Shares and ADSs are held by brokers and various institutions on behalf of other holders, we are unable to estimate the total number of beneficial holders represented by these holders of record.

Dividends

Until 2002, we paid dividends on our Ordinary Shares in every year since we became listed on the LSE in 1985. Dividends on our Ordinary Shares were paid twice a year. In view of our requirement to conserve cash in order to meet the operating needs and growth opportunities of the business, we did not pay an interim or final dividend for 2005 or an interim dividend for 2006. Our Board of Directors will not be recommending a final dividend for the year 2006.

Holders of ADSs are entitled to receive dividends paid, if any, on our Ordinary Shares through the ADR Depositary.

Dividends per ADS are paid net of the 20% standard rate Jersey Income Tax which we must deduct when paying dividends out of our income. There is currently no double taxation treaty between the U.S. and Jersey. Generally, the net dividend paid to a U.S. holder is includable in gross income and treated as foreign source dividend income for U.S. federal income tax purposes. The Jersey tax deducted is not a withholding tax and therefore there is no corresponding foreign tax credit. Such dividends generally will not be eligible for the dividends received deduction allowed to U.S. corporations. ADS holders should consult their own tax advisors as to the tax consequences of such ownership. Please refer to information regarding statutory restrictions on the payment of dividends in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Inquiries

Shareholders who have questions relating to our business should write to our registered office, Berkeley Technology Limited, Minden House, 6 Minden Place, St. Helier, Jersey JE2 4WQ, Channel Islands. Administrative inquiries concerning shareholdings, such as loss of share certificates, dividend payments or change of address, should be sent directly to Computershare Investor Services (Channel Islands) Limited, Ordnance House, 31 Pier Road, St. Helier, Jersey JE4 8PW, Channel Islands. Inquiries relating to ADSs should be sent directly to The Bank of New York, ADR Division, 101 Barclay Street, 22nd Floor, New York, New York 10286.

A copy of our Annual Report for the year ended December 31, 2006 on Form 10-K and/or Proxy Statement as filed with the SEC is available from our registered office at the address shown above.

Share Performance

The graph presented below compares the yearly change in the Company's cumulative total return on ADRs for the five years ended December 31, 2006, with the cumulative total returns of the S&P 500 Index and the S&P Insurance Index. The comparison assumes $100 was invested on December 31, 2001 in each of the Company ADRs, the stocks included in the S&P 500 Index, and the stocks included in the S&P Insurance Index. It also assumes reinvestment of all dividends.

Comparison of Five-Year Cumulative Total Return



Berkeley Technology Limited
S&P 500 Index
S&P Insurance Index
$150
$50
-$50
2001
2002
2003
2004
2005
2006

	2001	2002	2003	2004	2005	2006
Berkeley Technology Limited	$ 100.00	$ 1.26	$ 6.31	$ 4.29	$ 1.77	$ 1.26
S&P 500 Index	$ 100.00	$ 76.63	$ 96.85	$ 105.56	$ 108.73	$ 123.54
S&P Insurance Index	$ 100.00	$ 78.43	$ 93.64	$ 99.18	$ 111.63	$ 122.09

ADDRESSES

Berkeley Technology Limited
Registered office and principal place of business:
Minden House
6 Minden Place
St. Helier, Jersey JE2 4WQ
Channel Islands

Telephone: (01534) 607700
Facsimile: (01534) 607799

Berkeley International Capital Corporation
650 California Street, 26th Floor
San Francisco, California 94108

Telephone: (415) 249 0450
Facsimile: (415) 249 0553
Website: www.berkeleyvc.com

London Pacific Assurance Limited
Minden House
6 Minden Place
St. Helier, Jersey JE2 4WQ
Channel Islands

Telephone: (01534) 607780
Facsimile: (01534) 607799

Registrar
Computershare Investor Services
(Channel Islands) Limited
Ordnance House
31 Pier Road
St. Helier, Jersey JE4 8PW
Channel Islands

Telephone: (01534) 825200
Website: www.computershare.com

ADR Depositary
The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, New York 10286

Telephone: (888) 269 2377
Website: www.adrbny.com

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the twenty-third Annual General Meeting of Berkeley Technology Limited will be held at the Jersey Museum, Ouless Room, The Weighbridge, St. Helier, Jersey, Channel Islands on Tuesday, September 18, 2007 at 9:00 a.m. (local time) for the following purposes:

Ordinary Business

1. To receive the report of the directors and the financial statements for the year ended December 31, 2006, together with the report of the independent auditors thereon.

2. To re-elect a director, The Viscount Trenchard, who is retiring by rotation.

3. To re-appoint BDO Stoy Hayward, LLP and BDO Seidman, LLP as independent auditors of the Company and to authorize the directors to fix their remuneration.

Other Business

4. To act on any other matters that may properly come before the meeting.

By Order of the Board

Robert A. Cornman
Secretary

April 26, 2007

Notes

1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him/her. A proxy need not be a member of the Company. A form of proxy is enclosed for use at the Annual General Meeting for holders of Ordinary Shares.

2. To be valid, the form of proxy must be lodged at the registered office of the Company not less than 48 hours before the time fixed for the meeting.

3. No director has a contract of service with the Company.

4. If you have sold or otherwise transferred all of your shares in Berkeley Technology Limited, you should send this document together with the accompanying form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

END